      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 16, 1994

                                                      REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                            ------------------------
                             MICHAELS STORES, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                       75-1943604
  (State or other jurisdiction of        (I.R.S. Employer
  incorporation or organization)      Identification Number)

                            5931 CAMPUS CIRCLE DRIVE
                              IRVING, TEXAS 75063
                                P.O. BOX 619566
                             DFW, TEXAS 75261-9566
                                 (214) 714-7000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                 R. DON MORRIS
                            5931 CAMPUS CIRCLE DRIVE
                              IRVING, TEXAS 75063
                                 (214) 714-7000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

     CHARLES D. MAGUIRE, JR.                KENNETH L. STEWART
     JACKSON & WALKER, L.L.P.          FULBRIGHT & JAWORSKI L.L.P.
         901 Main Street                     2200 Ross Avenue
            Suite 6000                          Suite 2800
       Dallas, Texas 75202                 Dallas, Texas 75201

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                            ------------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                     PROPOSED
                                                    PROPOSED          MAXIMUM
                                   AMOUNT TO         MAXIMUM         AGGREGATE        AMOUNT OF
    TITLE OF EACH CLASS OF            BE         OFFERING PRICE      OFFERING       REGISTRATION
 SECURITIES TO BE REGISTERED    REGISTERED (1)    PER UNIT (2)       PRICE (2)           FEE
Common Stock, par value $0.10
 per share....................     2,875,000         $39.625       $113,921,880      $39,283.41

(1)  Includes 375,000 shares to cover the Underwriters' over-allotment option.
(2) In accordance with Rule 457(c), based upon the average of the high and low sales price of the Registrant's Common Stock on the Nasdaq National Market on May 10, 1994.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MAY 13, 1994
                                2,500,000 Shares
                                     [logo]
                                  Common Stock
                                ($.10 par value)

                                 --------------

ALL OF THE SHARES OF COMMON STOCK, $.10 PAR VALUE ("COMMON STOCK"), OF MICHAELS STORES, INC. ("MICHAELS" OR THE "COMPANY") OFFERED HEREBY ARE BEING SOLD BY
  THE COMPANY.  OF  THE 2,500,000  SHARES  OF COMMON  STOCK  BEING  OFFERED,
          SHARES ARE INITIALLY BEING OFFERED IN THE UNITED STATES AND CANADA (THE "U.S. SHARES") BY THE U.S. UNDERWRITERS (THE "U.S. OFFERING") AND
            SHARES  ARE INITIALLY BEING  CONCURRENTLY OFFERED OUTSIDE THE
       UNITED STATES AND CANADA  (THE "INTERNATIONAL SHARES") BY  THE
           MANAGERS  (THE "INTERNATIONAL OFFERING" AND, TOGETHER WITH
           THE U.S.  OFFERING, THE  "COMMON STOCK  OFFERING").  THE
             OFFERING  PRICE  AND UNDERWRITING  DISCOUNTS  OF THE
               U.S. OFFERING AND  THE INTERNATIONAL OFFERING  ARE
               IDENTICAL.   ON  MAY  12,  1994,  THE  REPORTED
                  CLOSING PRICE OF THE  COMMON STOCK ON  THE
                    NASDAQ   NATIONAL  MARKET  WAS  $40  PER
                                     SHARE.
                                 --------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
   AND   EXCHANGE  COMMISSION   OR  ANY   STATE  SECURITIES   COMMISSION  NOR
      HAS  THE   SECURITIES  AND   EXCHANGE   COMMISSION  OR   ANY   STATE
        SECURITIES   COMMISSION   PASSED  UPON   THE  ACCURACY   OR  AD-
             EQUACY  OF   THIS   PROSPECTUS.   ANY   REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                            UNDERWRITING
                                                            PRICE TO       DISCOUNTS AND      PROCEEDS TO
                                                             PUBLIC         COMMISSIONS        COMPANY(1)
                                                        ----------------  ----------------  ----------------
PER SHARE.............................................                 $                 $                 $
TOTAL(2)..............................................                 $                 $                 $

(1) BEFORE   DEDUCTION  OF  EXPENSES   PAYABLE  BY  THE   COMPANY  ESTIMATED  AT
    $              .
(2) THE COMPANY HAS GRANTED THE U.S. UNDERWRITERS AND THE MANAGERS AN OPTION, EXERCISABLE BY CS FIRST BOSTON CORPORATION FOR 30 DAYS FROM THE DATE OF THIS PROSPECTUS, FOR THE U.S. UNDERWRITERS AND THE MANAGERS TO PURCHASE A MAXIMUM OF 375,000 ADDITIONAL SHARES TO COVER OVER-ALLOTMENTS OF SHARES. IF THE
    OPTION IS EXERCISED IN FULL, THE TOTAL PRICE TO PUBLIC WILL  BE $          ,
    UNDERWRITING  DISCOUNTS AND COMMISSIONS WILL BE $          , AND PROCEEDS TO
    COMPANY WILL BE $         .
                                 --------------

    THE U.S. SHARES ARE OFFERED BY THE SEVERAL U.S. UNDERWRITERS WHEN, AS AND IF ISSUED BY THE COMPANY, DELIVERED TO AND ACCEPTED BY THE U.S. UNDERWRITERS AND SUBJECT TO THEIR RIGHT TO REJECT ORDERS IN WHOLE OR IN PART. IT IS EXPECTED THAT
THE U.S. SHARES WILL BE READY FOR DELIVERY ON OR ABOUT     , 1994.

CS First Boston                                    Robertson, Stephens & Company

             THE DATE OF THIS PROSPECTUS IS                 , 1994.

    IN CONNECTION WITH THIS OFFERING, CS FIRST BOSTON CORPORATION ON BEHALF OF THE U.S. UNDERWRITERS AND THE MANAGERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. (SEE "UNDERWRITING.")

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the office of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    This Prospectus does not contain all of the information set forth in the Registration Statement on Form S-3 and exhibits thereto (collectively, the "Registration Statement") that the Company filed with the Commission in connection with the sale of the securities offered hereby under the Securities Act of 1933, as amended (the "Securities Act"), to which Registration Statement reference is hereby made. Copies of such Registration Statement are available from the Commission. The terms "Michaels" and the "Company" when used herein shall mean Michaels Stores, Inc.

    The Company's principal executive offices are located at 5931 Campus Circle Drive, Irving, Texas, and its mailing address is P.O. Box 619566, DFW, Texas 75261-9566 and the Company's telephone number is (214) 714-7000.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed with the Commission by the Company and are incorporated herein by reference and made a part hereof as of their respective dates: (i) Annual Report on Form 10-K for the year ended January 30, 1994; and (ii) Registration Statement on Form 8-A (No. 0-11822), effective as of September 11, 1991 and any amendments filed thereto.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the Common Stock Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing thereof. Any statement contained herein or in a document incorporated or deemed incorporated by reference herein shall be deemed to be modified or superseded for all purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (other than exhibits and schedules thereto, unless such exhibits or schedules are specifically incorporated by reference into the information that this Prospectus incorporates). Written or telephonic requests for copies should be directed to Michaels' principal office: Michaels Stores, Inc., P.O. Box 619566, DFW, Texas 75261-9566, Attention: Investor Relations (telephone: (214) 714-7100).

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS INTENDED TO HIGHLIGHT CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE STATEMENT OF ALL MATERIAL INFORMATION IN THIS PROSPECTUS AND IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION HEREIN AND IN THE DOCUMENTS INCORPORATED BY REFERENCE. UNLESS OTHERWISE INDICATED, THE INFORMATION CONTAINED IN THIS PROSPECTUS ASSUMES THAT THE U.S. UNDERWRITERS' AND THE MANAGERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED.

                                  THE COMPANY

    Michaels Stores, Inc. ("Michaels" or the "Company") is the nation's leading retailer of arts, crafts and decorative items. Michaels stores offer a wide selection of competitively priced items, including general crafts, wearable art, silk and dried flowers, picture framing materials and services, art and hobby supplies, and party, seasonal and holiday merchandise. The Company's stores average approximately 15,500 square feet of selling space and offer an assortment of over 30,000 stock keeping units ("SKUs"). Michaels' merchandising strategy is to provide a broad selection of products in an appealing store environment with superior customer service, including in-store "how-to" demonstrations, project samples displayed throughout the store and instructional classes for adults and children.

    Michaels currently operates 261 stores in 33 states and Canada. As a result of the recently announced acquisition of Leewards Creative Crafts, Inc. (the "Leewards Acquisition"), the Company intends to add 76 store locations after the closing of certain overlapping stores. On a pro forma basis for the Leewards Acquisition, Michaels' sales for the fiscal year ended January 30, 1994 would have been approximately $811 million. In addition to the Leewards stores and the 25 stores acquired earlier this year, Michaels currently anticipates opening approximately 50 new store locations in 1994, of which 16 have been opened. Assuming the consummation of the Leewards Acquisition, the Company intends to add approximately 50 to 60 new stores during 1995.

    Over the past five fiscal years, the Company's sales have grown from $290 million to $620 million. This sales growth resulted from increases in comparable store sales in each year since 1989 and an increase in the Company's store locations from 122 to 220 at the end of the most recent fiscal year. In addition, operating income over the past five fiscal years has increased from $15 million to $41 million.

                              RECENT ACQUISITIONS

    On May 10, 1994, Michaels announced that it had signed a definitive merger agreement for the acquisition of Leewards Creative Crafts, Inc. ("Leewards"), an Illinois-based arts and crafts retailer with approximately 100 stores located primarily in the midwestern and northeastern United States. The merger agreement provides for an aggregate merger consideration not to exceed 1,550,000 shares of Michaels Common Stock, subject to certain downward adjustments. Upon consummation of the Leewards Acquisition, Michaels will also repay an estimated $50 million of Leewards' indebtedness. The Leewards Acquisition will establish Michaels' presence in a number of new markets, including the northeastern United States, a market in which Michaels does not currently have a significant presence, and significantly expand its presence in several existing markets. Following the Leewards Acquisition, Michaels expects to close approximately 20 Leewards stores and four Michaels stores due to overlapping locations. Consummation of the acquisition is subject to customary conditions to closing, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 ("Hart-Scott-Rodino"), there having occurred no material adverse changes in the condition (financial or otherwise), operations, assets or liabilities of Michaels or Leewards and approval of the merger by Leewards' shareholders. See "Recent Developments" and "Leewards Acquisition."

    In February 1994, the Company acquired Treasure House Stores, Inc. ("Treasure House"), a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of Michaels Common Stock. In April 1994, the Company acquired the affiliated arts and crafts store chains of Oregon Craft & Floral Supply Co. ("Oregon Craft & Floral"), with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral Supply Co. ("H&H Craft & Floral"), with eight stores located in southern California, for a total of 455,000 shares of Michaels Common Stock. All of these acquired stores will be converted to the Michaels format with grand openings scheduled for May through August of this year. The Company believes that these acquisitions have significantly increased its presence in Oregon and Washington and further strengthened its position in southern California. See "Recent Developments."

                            INTEGRATION OF LEEWARDS

    The Company has designed a ten-week transition plan to reconfigure the Leewards stores to be more consistent with the merchandising strategy of Michaels. In order to minimize disruption to the Company's business, this plan will be implemented by the Leewards field organization under the supervision of Michaels' management using detailed plans developed by Michaels. Key aspects of this plan include:

    - Revising   and  enhancing  the  product  mix  to  correlate  to  Michaels'
      merchandising strategy;

    - Converting merchandise ordering and management information systems;

    - Eliminating redundant overhead;

    - Retraining employees to provide the level of customer service found in Michaels stores and to improve operational efficiencies; and

    - Closing approximately 20 Leewards and four Michaels store locations to eliminate overlapping stores.

    The continuing 80 Leewards stores will be converted to the Michaels store format beginning with a four-week phase to eliminate incompatible merchandise. The second phase will involve the arrival of new merchandise and the reformatting of the stores to the Michaels prototype. This will be accomplished department by department, with the stores remaining open for business throughout the process. The Company anticipates completing the plan prior to the busy fall/Christmas selling season. See "Leewards Acquisition -- Integration of Leewards."

                           THE COMMON STOCK OFFERING

Common Stock Offered:
  U.S. Offering.........................  shares
  International Offering................  shares
      Total.............................  shares
Common Stock to be Outstanding:
  After the Common Stock Offering(1)....  shares
  After the Common Stock Offering and
   the Leewards Acquisition.............  shares
Use of Proceeds.........................  Retirement  of   an  estimated   $50  million   of
                                          outstanding  indebtedness of Leewards, and to fund
                                          planned  new  store  expansion,  working   capital
                                          requirements,   future   acquisitions   and  other
                                          general  corporate  purposes.   If  the   Leewards
                                          Acquisition  is not consummated, all proceeds will
                                          be used  to  fund  planned  new  store  expansion,
                                          working  capital requirements, future acquisitions
                                          and other general corporate purposes. See "Use  of
                                          Proceeds."
Nasdaq National Market Symbol...........  MIKE

- ------------------------
(1) Does not include shares issuable upon consummation of the Leewards Acquisition. See "Leewards Acquisition."

                        SUMMARY FINANCIAL AND STORE DATA

            (IN THOUSANDS, EXCEPT STORE DATA AND PER SHARE AMOUNTS)

                                                               FISCAL YEAR (1)
                                   -----------------------------------------------------------------------
                                                                                             1993
                                                                                     ---------------------
                                                                                                    PRO
                                     1989        1990         1991         1992       ACTUAL     FORMA(2)
                                   ---------   ---------   -----------   ---------   ---------   ---------
STATEMENT OF INCOME DATA:
  Net sales......................  $ 289,754   $ 362,028   $410,899      $ 493,159   $ 619,688   $810,824
  Operating income...............     14,900      20,694     25,643         34,263      41,356     44,622
  Weighted average shares
   outstanding assuming full
   dilution......................     10,645      10,229     12,411         16,853      19,809     21,260
  Earnings per common share
   assuming full dilution........  $    0.00   $    0.57   $   0.87(3)   $    1.21   $    1.52   $   1.40
STORE DATA:
  Stores open at period
   end...........................        122         137        140            168         220        319(4)
  Average sales per square foot
   (5)...........................  $     193   $     203   $    213      $     226   $     218   $    201
  Comparable store sales
   increase (6)..................          6%          9%         9%             7%          3%         3%

                                                                                   JANUARY 30, 1994
                                                                      -------------------------------------------
                                                                                                     PRO FORMA
                                                                        ACTUAL     AS ADJUSTED(7)  AS ADJUSTED(8)
                                                                      -----------  --------------  --------------
BALANCE SHEET DATA:
  Working capital...................................................  $   181,816   $               $
  Total assets......................................................      397,830
  Total long-term debt..............................................       97,750
  Shareholders' equity..............................................      185,415

- ------------------------
(1) The Company operates on a 52/53 week fiscal year ending on the Sunday closest to January 31. For example, references to "fiscal 1993" mean the fiscal year ended January 30, 1994. Fiscal 1990 included 53 weeks; all other fiscal years set forth above included 52 weeks.
(2) On a pro forma basis to reflect the consummation of the Leewards Acquisition. See "Pro Forma Combined Financial Information." Does not reflect the acquisitions of Treasure House, Oregon Craft & Floral or H&H Craft & Floral as such acquisitions were not material in the aggregate.
(3) Before extraordinary item of $3.8 million, or $0.31 per common and common equivalent share, relating to the redemption premium paid for the early retirement of the Company's 12.75% Senior Subordinated Notes, which had an effective interest rate of 15.8%, and the accelerated amortization of related debt issuance costs.
(4)   Includes Leewards stores and Michaels stores open at period end.
(5) Calculated for stores open the entire period and based on selling square footage.
(6) The increase for fiscal 1990 was calculated on a comparable 52-week period.
(7)   As adjusted for the Common Stock Offering.
(8)   As adjusted for the Common Stock Offering and the Leewards Acquisition.

                              RECENT DEVELOPMENTS

    On May 10, 1994, the Company announced that it had signed a definitive merger agreement for the acquisition of Leewards, an Illinois-based arts and crafts retailer with approximately 100 stores located primarily in the midwestern and northeastern United States. Consummation of the acquisition is subject to customary conditions to closing, including the expiration or termination of the waiting period under Hart-Scott-Rodino, there having occurred no material adverse changes in the condition (financial or otherwise), operations, assets or liabilities of Michaels or Leewards and approval of the merger by Leewards' shareholders. The merger agreement provides for the Leewards shareholders to receive 1,550,000 shares of Michaels Common Stock. The aggregate consideration is (i) subject to certain downward adjustments and (ii) payable, in part, in cash in lieu of shares with respect to the net value of outstanding options to purchase Leewards common stock. The Company estimates that these adjustments will reduce the shares of Michaels Common Stock issuable by 98,500 shares. The transaction is expected to close on or before July 31, 1994. The Leewards shareholders have agreed they will not dispose of the shares of Common Stock they acquire in connection with the Leewards Acquisition for a period of at least 120 days from the date of this Prospectus. Under certain circumstances, the Leewards shareholders may receive a portion of the acquisition consideration in cash. See "Leewards Acquisition," "Pro Forma Combined Financial Information," and "Underwriting."

    In February 1994, the Company acquired Treasure House, a chain of nine arts and crafts stores operating primarily in the Seattle market, for 280,000 shares of Michaels Common Stock. In April 1994, the Company acquired the affiliated arts and crafts store chains of Oregon Craft & Floral, with eight stores located primarily in the Portland, Oregon area, and H&H Craft & Floral, with eight stores located in southern California, for a total of 455,000 shares of Michaels Common Stock. All of these acquired stores will be converted to the Michaels format with grand openings scheduled for May through August of this year. The Company believes that these acquisitions have significantly increased its presence in Oregon and Washington and further strengthened the Company's position in southern California.

                                  THE COMPANY

OVERVIEW

    Michaels is the nation's leading retailer of arts, crafts and decorative items. Michaels stores offer a wide selection of competitively priced items, including general crafts, wearable art, silk and dried flowers, picture framing materials and services, art and hobby supplies, and party, seasonal and holiday merchandise. Michaels' merchandising strategy is to provide a broad selection of products in an appealing store environment with superior customer service, including in-store "how-to" demonstrations, project samples displayed throughout the store and instructional classes for adults and children. The Company's primary customers are women aged 25 to 54 with above average median household incomes, and the Company believes that repeat customers account for a substantial portion of its sales. The average sale is approximately $13.75.

    Michaels currently operates 261 stores in 33 states and Canada. As a result of the Leewards Acquisition, the Company intends to add 76 store locations after the closing of certain overlapping stores. On a pro forma basis for the Leewards Acquisition, Michaels' sales for fiscal 1993 would have been approximately $811 million. See "Leewards Acquisition."

NEW STORE EXPANSION

    In addition to the Leewards stores and the 25 stores acquired earlier this year, Michaels currently anticipates opening approximately 50 new stores in the United States and Canada during fiscal 1994, of which 16 have been opened. At present, the Company intends to add 50 to 60 new stores during fiscal 1995 assuming consummation of the Leewards Acquisition; otherwise, fiscal 1995 store growth is expected to be between 80 and 100 new stores. Michaels' expansion strategy is to give priority to adding stores in existing markets or clustering stores in new markets in order to enhance economies of scale associated with advertising, distribution, field supervision and other regional expenses. Management believes that few of its existing markets are saturated, and that many attractive new markets are available to the Company for expansion. The anticipated development of Michaels stores in 1995 and the rate at which stores are developed thereafter will depend upon a number of factors, including the success of existing Michaels stores and the stores to be added pursuant to the Leewards Acquisition, the availability of suitable store sites, the availability of suitable acquisition candidates and the ability to hire and train qualified managers. The Company intends to continue to review acquisition opportunities in existing and new markets. The Company has no arrangements or understandings pending with respect to any acquisitions other than Leewards.

    In October 1993, the Company opened its first Michaels Craft and Floral Warehouse store ("CFW") using a newly-developed "warehouse superstore" format. It is anticipated that each store following the CFW format will occupy approximately 30,000 to 40,000 square feet of selling space, carry a wider selection of certain categories of merchandise than the typical store, and generally offer merchandise at "everyday" discounted retail prices. To achieve a lower cost structure than a typical Michaels store, the Company's CFW format is premised on reduced occupancy expenses per square foot and less extensive advertising programs. In addition, the CFW format utilizes new computer systems that provide full point-of-sale scanning and automated receiving of merchandise, and eliminates the retail price marking of individual products. The Company plans to open four or five additional CFW stores during 1994, and may accelerate the opening of such stores in the future if the format continues to be favorably received by consumers.

MERCHANDISING

    Michaels' merchandising strategy is to provide a broad selection of products in an appealing store environment with superior customer service. The commitment to customer service is evidenced through in-store "how-to" demonstrations, project samples displayed throughout each store, and instructional classes for adults and children. The typical Michaels store offers an assortment of over 30,000 SKUs. In general, each store offers products from ten departments. Nine of the departments offer essentially the same type of merchandise throughout the year, although the products may vary from season to season. The merchandise offered by these nine departments includes general craft materials, wearable art, silk and dried flowers, picture framing materials and services, fine art materials, hobby items, party items, needle craft items and ribbon.

    In addition to these nine departments, the Company regularly features seasonal merchandise. Seasonal merchandise is ordered for several holidays, including Valentine's Day, Easter, Mother's Day, Halloween and Thanksgiving, in addition to the Christmas season. For example, seasonal merchandise for the Christmas season includes trees, wreaths, candles, lights and ornaments. Included in seasonal merchandise is promotional merchandise that is offered with the intention of generating customer traffic.

    The following table shows sales by the largest departments as a percentage of total sales for fiscal 1993:

DEPARTMENT                                                                              PERCENTAGE OF SALES
- -------------------------------------------------------------------------------------  ---------------------
General craft materials and wearable art.............................................               21%
Silk and dried flowers and plants....................................................               21
Picture framing......................................................................               15
Seasonal and promotional items.......................................................               14
Fine art materials...................................................................               11
Hobby, party, needlecraft and ribbon.................................................               18
                                                                                                   ---
  Total..............................................................................              100%
                                                                                                   ---
                                                                                                   ---

CUSTOMER SERVICE

    Michaels believes that customer service is critically important to its merchandising strategy. Many of the craft supplies sold in Michaels stores can be assembled into unique end-products with an appropriate amount of guidance and direction. Michaels has hundreds of displays in every store in an effort to stimulate new project ideas, and supplies project sheets with detailed instructions on how to assemble the products. In addition, many sales associates are craft enthusiasts with the experience to help customers with ideas and instructions. The Company also offers free demonstrations and inexpensive classes in stores as a means of promoting new craft ideas. Michaels believes that the in-store "how-to" demonstrations, instructional classes, knowledgeable sales associates, and customer focus groups have allowed the Company to better understand and serve its customers. In addition, the Company measures its customer service in each store at least four times a year through a "mystery shopper" program.

PURCHASING AND DISTRIBUTION

    The Company's purchasing strategy is to negotiate directly with its vendors in order to take advantage of volume purchasing discounts and improve control over product mix and inventory. For certain substantial product lines, the Company negotiates directly with a number of major manufacturers to shorten the distribution chain. Although this requires an increased inventory investment in the warehouse, it results in substantial savings and allows the Company to develop products specifically formulated to Michaels' design and quality standards. Approximately 90% of the merchandise is acquired from vendors on the Company's "approved list." Of this merchandise, approximately one-half is received by the stores from the Company's distribution centers and one-half is received directly from vendors. In addition, each store has the flexibility to purchase approximately 10% of its merchandise directly from local vendors, which allows the store managers to tailor the products offered in their stores to local tastes and trends. All store purchases are monitored by district and regional managers.

    The Company currently operates three distribution centers which supply the stores with certain merchandise, including substantially all seasonal and promotional items. The Company's distribution centers are located in Irving, Texas, Buena Park, California, and Lexington, Kentucky. The Company also operates a bulk warehouse in Phoenix, Arizona, which allows the Company to store bulk purchases of seasonal and promotional merchandise prior to distribution. Michaels stores receive deliveries from the distribution centers generally once a week.

    Substantially all of the products sold in Michaels stores are manufactured in the United States, the Far East and Mexico. Goods manufactured in the Far East generally require long lead times and are ordered four to six months in advance of delivery. Such products are either imported directly by the Company or acquired from distributors based in the United States. In all cases, purchases are denominated in U.S. dollars (or Canadian dollars for purchases of certain items delivered directly to stores in Canada).

ADVERTISING

    The Company believes that its advertising promotes craft and hobby project ideas among its customers. Traditionally, the Company has focused on circular and newspaper advertising. The Company has found circular advertising, primarily as an insert to newspapers but also through direct mail or on display within its stores, to be the most effective medium of advertising. Such circulars advertise numerous products in order to emphasize the wide selection of products available at Michaels stores. The Company believes that advertising efficiencies associated with the clustering of its stores in its markets together with its ability to advertise through circulars and newspapers approximately once a week in each of its markets provides the Company with an advantage over its smaller competitors.

    The Company has generally limited television advertising to network television in those major markets in which it had clusters of stores or in which it was adding new stores. Beginning with the 1994 fall/Christmas season, the Company expects to implement a marketing program coordinating national cable television, including The Discovery Channel-TM-, Lifetime Television, and USA Network-R-,
and circular advertisements together with project booklets, in-store demonstrations, and new point-of-sale techniques. A substantial portion of the $4 million cost of this new marketing program will be underwritten by Michaels' vendors. Michaels intends to allocate a portion of its network television budget to this program.

STORE OPERATIONS

    The Company's 261 stores (before the Leewards Acquisition) average approximately 15,500 square feet of selling space, although newer stores average approximately 17,000 square feet of selling space. Net sales for fiscal 1993 averaged approximately $3.2 million per store (for stores open the entire fiscal year) and $218 per square foot of selling space. Store sites are selected based upon meeting certain economic, demographic and traffic criteria and upon the Company's strategy of clustering stores in markets where certain operating efficiencies can be achieved. The Michaels stores currently in operation are located primarily in strip shopping centers in areas with easy access and ample parking.

    Michaels has developed a standardized procedure which enables the Company to efficiently open new stores and integrate them into its information and distribution systems. The Company develops the floor plan and inventory layout, and organizes the advertising and promotions in connection with the opening of each new store. In addition, Michaels maintains an experienced store opening staff to provide new store personnel with in-store training. Michaels generally opens new stores during the period from February through October because new store personnel require significant in-store training prior to the first Christmas selling season for each such store.

    Costs for opening stores at particular locations depend upon the type of building and general cost levels in the area. In fiscal 1993, the average net cost to the Company of opening a new store was approximately $535,000 per store, which included leasehold improvements, furniture, fixtures and equipment, and pre-opening expenses. The Company used more existing real estate, versus build-to-suit locations, in fiscal 1993 resulting in an average cost of opening a new store that was $160,000 higher than historical levels due to the increased level of leasehold improvements. This increase was offset, in part, by lower rent rates. The initial inventory investment associated with each new store in fiscal 1993 was approximately $320,000 to $740,000 depending on the time of year in which the store was opened. The initial inventory investment in new stores is offset, in part, by extended vendor terms and allowances.

INVENTORY CONTROL/MANAGEMENT INFORMATION SYSTEMS

    Michaels' management information systems include automated point-of-sale, merchandising, distribution and financial applications. All orders from the stores to the Company's distribution centers are processed electronically to ensure timely delivery of distribution center sourced inventory. The Company's point-of-sale system captures sales information by department. Due to the large number of inexpensive items in the stores, the non-fashion nature of the merchandise, and the long lead times involved for ordering seasonal goods (up to nine months), the Company does not currently capture item-level sales information, inventory or margin electronically in all stores. Sales trend tracking combines item level point-of-sale scanning data from the CFW store with point-of-sale department-level sales from all other stores, weekly test counts of certain SKUs in 40 selected stores, and regular communication from store managers through the district and regional managers. Inventory and margins are monitored on a perpetual basis in the distribution centers and in the stores via physical inventories at least quarterly in groups of 30 to 40 stores and a year-end complete physical count in most stores. The Company believes that these procedures and automated systems, together with its other control processes, allow Michaels to effectively manage and monitor its inventory levels and margin performance.

COMPETITION

    Michaels is the largest nationwide retailer dedicated to serving the arts and crafts marketplace. The specialty arts, crafts and decorative item retail business is highly competitive. Michaels competes primarily with regional and local merchants that tend to specialize in particular aspects of arts and crafts, other nationwide retailers of craft items and related merchandise, and mass merchandisers that typically dedicate a portion of their selling space to a limited selection of arts, crafts, picture framing and seasonal products. The Company believes that its stores compete based on price, quality and variety of merchandise assortment, and customer service, such as instructional demonstrations. Michaels believes the combination of its broad selection of products, emphasis on customer service, loyal customer base, and capacity to advertise frequently in all of its markets provides the Company with a competitive advantage.

                              LEEWARDS ACQUISITION

PROPOSED ACQUISITION

    On May 10, 1994 the Company announced that it had signed a definitive merger agreement for the acquisition of Leewards, an Illinois-based arts and crafts retailer with approximately 100 stores located primarily in the midwestern and northeastern United States. The Leewards stores, which average approximately 14,000 square feet of selling space, are similar in both size and type of location to the average Michaels store. The Company believes that the Leewards Acquisition provides it with an opportunity to accelerate its nationwide expansion strategy in the fragmented arts and crafts retailing industry. The Leewards Acquisition will establish Michaels' presence in a number of new markets, particularly in the northeastern United States, including Pennsylvania, Massachusetts, and New Jersey, and significantly expand its presence in several existing markets, including northern California, Illinois, Florida, Michigan, Missouri, Minnesota and New York. Following the Leewards Acquisition, Michaels expects to close approximately 20 Leewards stores and four Michaels stores due to overlapping locations.

    In connection with the Leewards Acquisition, Michaels has designed a plan that is intended to increase the sales and profitability of the Leewards stores. The plan includes reconfiguring the layout and staffing of the acquired stores and increasing the average inventory level at the Leewards stores to be more consistent with Michaels' fundamental merchandising strategy of providing a broad selection of products through separate in-store departments with a commitment to superior customer service. The Company believes that the Leewards stores will also benefit from the addition of art supplies and party goods departments, the strengthening of its custom floral and custom framing services, extensive in-store promotional activities and the implementation of Michaels' targeted advertising strategies. In addition, Michaels expects the Leewards stores to benefit from Michaels' centralized purchasing and nationwide distribution network. Michaels also believes that it will realize cost savings through the elimination of duplicate corporate overhead in connection with the acquisition, and that it will benefit from increased purchasing power with its suppliers.

    For the fiscal year ended January 1994, the average sales of the Leewards stores open for the full fiscal year were $2.1 million compared to the average sales for Michaels stores open for the full year during the same period of $3.2 million. The average profitability per Leewards store has also historically trailed the average profitability of Michaels stores. However, Michaels believes that the Leewards Acquisition provides the Company with many attractive retail store locations, and that Michaels' plan to convert the Leewards stores to the Michaels format and to implement Michaels' merchandising strategies will result in increased sales and profitability in the acquired stores. No assurance can be given that sales volumes or profitability at the former Leewards locations can be improved, and, if such sales volumes and profitability are not increased, the Leewards Acquisition may have a negative effect on Michaels' future earnings.

    The merger agreement provides for an aggregate merger consideration not to exceed 1,550,000 shares of Michaels Common Stock. The aggregate consideration is
(i) subject to certain downward adjustments and (ii) payable, in part, in cash in lieu of shares with respect to the net value of outstanding options to purchase Leewards common stock. The Company estimates that these adjustments will reduce the shares of Michaels Common Stock issuable by 98,500 shares. Upon consummation of the Leewards Acquisition, Michaels will also repay the indebtedness under Leewards' bank credit facility and subordinated notes, expected to total $50 million at closing. The merger agreement also provides for the Leewards stockholders, under certain circumstances, to receive cash in lieu of up to 750,000 shares of Common Stock, depending upon the net proceeds per share from the Common Stock Offering. If the Leewards stockholders receive cash in lieu of shares, the Company may increase the number of shares to be sold in the Common Stock Offering in order to provide additional cash proceeds to fund this cash portion of the Leewards Acquisition. Consummation of the Leewards Acquisition is subject to customary conditions to closing, including the expiration or termination of the waiting period under Hart-Scott-Rodino, there having occurred no material adverse changes in the condition (financial or otherwise), operations, assets or liabilities of Michaels or Leewards and approval of the merger by Leewards' shareholders (including termination of certain Leewards stockholders agreements and warrants). The transaction is expected to close on or before July 31, 1994. See "Pro Forma Combined Financial Information."

INTEGRATION OF LEEWARDS

    The Company has designed a ten-week transition plan to reconfigure the Leewards stores to be more consistent with the merchandising strategy of Michaels. In order to minimize disruption to the Company's business, this plan will be implemented by the Leewards field organization under the supervision of Michaels' management using detailed plans developed by Michaels. Key aspects of this plan include:

    - Revising   and  enhancing  the  product  mix  to  correlate  to  Michaels'
      merchandising strategy;

    - Converting merchandise ordering and management information systems;

    - Eliminating redundant overhead;

    - Retraining employees to provide the level of customer service found in Michaels stores and to improve operational efficiencies; and

    - Closing approximately 20 Leewards and four Michaels store locations to eliminate overlapping stores.

    The remaining 80 Leewards stores will be converted to the Michaels store format beginning with a four-week phase to eliminate incompatible merchandise. The second phase will involve the arrival of new merchandise and the reformatting of the stores to the Michaels prototype. This will be accomplished department by department, with the stores remaining open for business throughout the process. The reformatting of the Leewards stores will include the addition of art supplies and party goods departments, the strengthening of the custom floral and custom framing services and the expansion of other departmental assortments to correlate with Michaels' standard store format. Michaels' merchandise ordering systems will be installed during this time and other in-store systems will be converted to Michaels systems. It will not be necessary to replace the cash registers in the acquired stores, as the existing hardware platforms of Michaels and Leewards are compatible. Other store-based computer hardware systems will be replaced or upgraded to be consistent with Michaels' hardware platforms. Upon completion of the store conversion plan, Leewards' distribution facilities will be closed as Michaels' existing distribution facilities have adequate capacity to service the remaining Leewards stores. The Company anticipates completing the plan prior to the busy fall/Christmas selling season.

    During the last year, the Company increased its upper level management capabilities by adding a Vice President -- Store Operations, Vice President -- Store Development and Corporate Operations, Vice President -- Information Systems and Vice President -- Real Estate. In addition, the Company expects to retain a number of the field managers from the Leewards organization to supplement the Company's existing field management. During the conversion process the Leewards field organization will be strengthened by an increase in district and regional management to provide close supervision throughout the conversion process. The Company believes that these additions to its management structure, together with the additional Michaels field management that has been trained to implement the Company's 1994 growth plan, will provide Michaels with sufficient management capabilities to absorb the 80 Leewards stores in addition to the approximately 40 to 50 new stores to be opened and 25 stores already acquired by Michaels during 1994. The Company believes this process will permit the conversion of the Leewards stores without disruption of the existing Michaels field management or operations during the busy fall/Christmas selling season. After the conversion and integration of the Leewards stores is complete, the entire Michaels field organization will be reorganized with permanent assignments based on the combined entities.

    Although the Company has not previously completed an acquisition of similar size to the Leewards Acquisition, the Company believes that its substantial experience in opening new stores and recent experience in incorporating acquired stores into the Michaels format and systems will facilitate the integration of the Leewards stores into the Company's existing structure.

                                USE OF PROCEEDS

    The net proceeds from the Common Stock Offering are estimated to be approximately $ million ($ million assuming the over-allotment option is exercised in full), assuming a public offering price of $ per share after deducting the estimated underwriting discounts and commissions and offering expenses. The Company intends to use an estimated $50 million of the net proceeds for the repayment of Leewards' outstanding indebtedness at the time of closing of the acquisition consisting of (i) an estimated $32 million under Leewards' existing credit facility due August 19, 1994 with a current interest rate of 8.5% and (ii) approximately $18 million for the retirement of Leewards' outstanding 13.5% Senior Subordinated Notes due 2000. See "Leewards
Acquisition." The remaining net proceeds will be used by the Company to fund planned new store expansion and working capital requirements (including purchasing of new inventory for the continuing Leewards stores), and for other general corporate purposes. In addition to the Leewards Acquisition, the Company may also use a portion of the proceeds from the Common Stock Offering to take advantage of future acquisition opportunities, although the Company has no present commitments, agreements or understandings with respect to any such acquisitions. If the Leewards Acquisition is not consummated, all proceeds from the Common Stock Offering will be used to fund planned new store expansion, working capital requirements and future acquisitions and for other general corporate purposes. Pending the use of such proceeds for the above purposes, the net proceeds initially will be invested in short-term interest bearing securities or mutual funds which invest in such securities.

                                 CAPITALIZATION

    The following table sets forth (i) the capitalization of the Company as of January 30, 1994, (ii) the capitalization as adjusted for the issuance of the shares of Common Stock being offered hereby, and (iii) the capitalization as adjusted for the issuance of the shares of Common Stock being offered hereby and on a pro forma basis for the Leewards Acquisition. See "Use of Proceeds."

                                                                                 JANUARY 30, 1994 (1)
                                                                      -------------------------------------------
                                                                                                     PRO FORMA
                                                                                    AS ADJUSTED     AS ADJUSTED
                                                                        ACTUAL          (2)             (3)
                                                                      -----------  --------------  --------------
                                                                                    (IN THOUSANDS)
Short-term bank debt................................................  $    13,000   $               $
                                                                      -----------  --------------  --------------
                                                                      -----------  --------------  --------------
Convertible subordinated notes......................................  $    97,750   $               $
Shareholders' equity:
  Common stock, $0.10 par value, 50,000,000 shares authorized,
   16,697,357 shares issued and outstanding,         shares issued
   and outstanding as adjusted and         shares issued and
   outstanding pro forma as adjusted................................        1,670
  Additional paid-in capital........................................      107,168
  Retained earnings.................................................       76,577
                                                                      -----------  --------------  --------------
  Total shareholders' equity........................................      185,415
                                                                      -----------  --------------  --------------
Total capitalization................................................  $   283,165   $               $
                                                                      -----------  --------------  --------------
                                                                      -----------  --------------  --------------

- ------------------------
(1) The table does not include information regarding the acquisitions of Treasure House, Oregon Craft & Floral or H&H Craft & Floral, as such acquisitions were not material, in the aggregate.
(2)   As adjusted to  reflect the  receipt by  the Company  of $         in  net
      proceeds from the Common Stock offered hereby at an assumed offering price
      of  $        ,  after deducting  the estimated  underwriting discounts and commissions and offering expenses.
(3)   As adjusted to  reflect the  receipt by  the Company  of $         in  net
      proceeds from the Common Stock offered hereby at an assumed offering price
      of  $          after deducting  the  estimated underwriting  discounts and commissions and offering expenses, and on a pro forma basis to reflect the consummation of the Leewards Acquisition and the repayment of
      approximately $      million of Leewards' indebtedness.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

    The Common Stock of Michaels is quoted through the Nasdaq National Market under the symbol "MIKE." The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock, as reported by the Nasdaq National Market through May 12, 1994.

                                                                                   HIGH        LOW
                                                                                  -------    -------
FISCAL YEAR ENDED JANUARY 31, 1993:
  First Quarter.................................................................. $26        $19
  Second Quarter.................................................................  23 1/2     16 1/2
  Third Quarter..................................................................  29 3/4     20 1/2
  Fourth Quarter.................................................................  34 3/4     24 5/8
FISCAL YEAR ENDED JANUARY 30, 1994:
  First Quarter.................................................................. $34        $26 1/4
  Second Quarter.................................................................  33         25 1/4
  Third Quarter..................................................................  39         26 3/8
  Fourth Quarter.................................................................  36 1/2     31 7/8
FISCAL YEAR ENDED JANUARY 29, 1995:
  First Quarter.................................................................. $44 3/4    $31
  Second Quarter (through May 12, 1994)..........................................  46 1/2     35 3/4

    On May 12, 1994, the last reported sale price of the Common Stock as reported by the Nasdaq National Market was $40 per share.

    Michaels has never paid dividends on its Common Stock. The Company's current policy is to retain earnings for use in the Company's business and the financing of its growth. However, such policy is subject to the discretion of the Board of Directors.

                       SELECTED FINANCIAL AND STORE DATA

    The selected financial data presented below are derived from the financial statements of the Company for the five fiscal years ended January 30, 1994 which were audited by Ernst & Young, independent auditors. The data should be read in conjunction with the financial statements and the related notes incorporated by reference in this Prospectus. Certain amounts in prior years have been reclassified to conform with the presentation for the current year. The following unaudited pro forma statement of income data has been prepared as if the Leewards Acquisition occurred at the beginning of fiscal year 1993. The following unaudited pro forma combined balance sheet data has been prepared as if the Leewards Acquisition occurred on January 30, 1994. The unaudited pro forma financial data does not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or the Company's financial position or results of operations for any future date or period. These unaudited pro forma financial data should be read in conjunction with the historical financial statements of the Company and Leewards.

                                                                   FISCAL YEAR (1)
                                     ---------------------------------------------------------------------------
                                                                                                1993
                                                                                     ---------------------------
                                       1989        1990        1991        1992       ACTUAL      PRO FORMA(2)
                                     ---------   ---------   ---------   ---------   ---------   ---------------
                                               (IN THOUSANDS, EXCEPT STORE DATA AND PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  Net sales........................  $ 289,754   $ 362,028   $ 410,899   $ 493,159   $ 619,688   $    810,824
  Cost of sales and occupancy
   expense.........................    195,864     246,656     274,375     323,577     403,869        532,604
  Selling, general and
   administrative expense..........     78,990      94,678     110,881     135,319     174,463        233,598
                                     ---------   ---------   ---------   ---------   ---------   ---------------
  Operating income.................     14,900      20,694      25,643      34,263      41,356         44,622
  Interest expense.................      9,896       9,739       6,971         263       6,378          8,042
  Other (income) and expense,
   net.............................      4,444       1,213         913         538      (7,666)        (7,031)
                                     ---------   ---------   ---------   ---------   ---------   ---------------
  Income before income taxes and
   extraordinary item..............        560       9,742      17,759      33,462      42,644         43,611
  Provision for income taxes.......        547       3,887       7,020      13,084      16,357         17,415
                                     ---------   ---------   ---------   ---------   ---------   ---------------
  Income before extraordinary
   item............................         13       5,855      10,739      20,378      26,287         26,196
  Extraordinary item(3)............         --          --       3,843          --          --             --
                                     ---------   ---------   ---------   ---------   ---------   ---------------
  Net income.......................  $      13   $   5,855   $   6,896   $  20,378   $  26,287   $     26,196
                                     ---------   ---------   ---------   ---------   ---------   ---------------
                                     ---------   ---------   ---------   ---------   ---------   ---------------
  Earnings per common share
   assuming full dilution..........  $    0.00   $    0.57   $    0.87   $    1.21   $    1.52   $       1.40
  Weighted average shares
   outstanding assuming full
   dilution........................     10,645      10,229      12,411      16,853      19,809         21,260
STORE DATA:
  Stores added during period(4)....         18          17           4          28          54             73
  Stores closed during period......          2           2           1          --           2              7
  Stores open at period end........        122         137         140         168         220            319(5)
  Average sales per square
   foot(6).........................  $     193   $     203   $     213   $     226   $     218   $        201
  Comparable store sales
   increase(7).....................          6%          9%          9%          7%          3%             3%
OTHER DATA:
  Depreciation and amortization....  $   7,492   $   8,050   $   9,228   $  10,160   $  12,490   $     17,928
  Additions to property and
   equipment(8)....................      9,484       6,812       5,505      19,796      46,816         56,486
BALANCE SHEET DATA (AT END OF
 PERIOD):
  Cash and cash equivalents........  $   1,238   $     108   $  27,356   $  42,075   $     867   $      1,608
  Marketable and other
   securities(9)...................         --          --          --      81,633      67,956         67,956
  Merchandise inventories..........     86,435      79,329      89,348     118,300     206,185        252,505
  Property and equipment, net......     30,592      30,684      28,950      40,515      75,872         90,930
  Total assets.....................    150,817     144,238     180,913     322,099     397,830        545,409
  Total current liabilities........     33,453      40,492      51,087      65,559     109,196        199,442
  Working capital..................     58,680      44,080      74,786     104,462     181,816        156,401
  Total long-term debt.............     73,168      52,983          --      97,750      97,750         97,750
  Shareholders' equity.............     40,377      46,615     126,299     155,277     185,415        242,748

- ------------------------------
(1) The Company operates on a 52/53 week fiscal year ending on the Sunday closest to January 31. For example, references to "fiscal 1993" mean the fiscal year ended January 30, 1994. Fiscal 1990 included 53 weeks; all other fiscal years set forth above included 52 weeks.
(2)  On  a  pro  forma  basis  to  reflect  the  consummation  of  the  Leewards
     Acquisition. See "Pro Forma Combined Financial Information." Does not reflect the acquisitions of Treasure House, Oregon Craft & Floral or H&H Craft & Floral, as such acquisitions were not material in the aggregate.
(3) Extraordinary item relates to the redemption premium paid for the early retirement of the Company's 12.75% Senior Subordinated Notes, which had an effective interest rate of 15.8%, and the accelerated amortization of related debt issuance costs.
(4)  Includes stores added pursuant to acquisitions.
(5)  Includes Michaels and Leewards stores open at period end.
(6) Calculated for stores open the entire period and based on selling square footage.
(7)  The increase for fiscal 1990 was calculated on a comparable 52-week period.
(8)  Exclusive of acquisitions.
(9)  Reported in fiscal 1992 as Long-term investment portfolio.

                    PRO FORMA COMBINED FINANCIAL INFORMATION

    The accompanying unaudited pro forma combined statement of income of the Company for the year ended January 30, 1994 has been prepared as if the Leewards Acquisition, which will be accounted for by the purchase method of accounting, occurred on February 1, 1993, the beginning of fiscal year 1993. The accompanying unaudited pro forma combined balance sheet of the Company as of January 30, 1994 has been prepared as if the Leewards Acquisition occurred on that date.

    The historical financial information of the Company and Leewards has been derived from the respective historical financial statements incorporated by reference or included herein. Certain amounts in the statement of operations of Leewards for fiscal year 1993 included in the pro forma combined statement of income have been reclassified to conform to the method of presentation used by Michaels. The pro forma adjustments are preliminary and are based upon available information and assumptions that management of the Company believes are reasonable. The unaudited pro forma combined financial statements do not purport to represent the financial position or results of operations which would have occurred had such transactions been consummated on the dates indicated or the Company's financial position or results of operations for any future date or period. These unaudited pro forma financial statements should be read in conjunction with the historical financial statements of the Company and Leewards.

                     PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED JANUARY 30, 1994
                                  (UNAUDITED)

                                                                                         PRO FORMA     PRO FORMA
                                                              MICHAELS     LEEWARDS     ADJUSTMENTS      TOTAL
                                                             -----------  -----------  -------------  -----------
                                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales..................................................  $   619,688  $   191,136                 $   810,824
Cost of sales and occupancy expense........................      403,869      130,638  $   (1,903)(A)     532,604
Selling, general and administrative expense................      174,463       57,000         443(B)      233,598
                                                                                            1,692(C)
                                                             -----------  -----------  -------------  -----------
Operating income...........................................       41,356        3,498        (232)         44,622
Interest expense...........................................        6,378        3,439      (1,775)(D)       8,042
Other (income) and expense, net............................       (7,666)         635                      (7,031)
                                                             -----------  -----------  -------------  -----------
Income before income taxes.................................       42,644         (576)      1,543          43,611
Provision for income taxes.................................       16,357         (236)      1,294(E)       17,415
                                                             -----------  -----------  -------------  -----------
Net income.................................................  $    26,287  $      (340) $      249     $    26,196
                                                             -----------  -----------  -------------  -----------
                                                             -----------  -----------  -------------  -----------
Earnings per common and common equivalent share............  $      1.53                              $      1.40
Earnings per common share -- assuming full dilution........  $      1.52                              $      1.40
Weighted average common and common equivalent shares.......       17,231                     1,451         18,682
Weighted average shares assuming full dilution.............       19,809                     1,451         21,260

       See accompanying Notes to Pro Forma Combined Financial Statements.

                  PRO FORMA COMBINED BALANCE SHEET INFORMATION
                                JANUARY 30, 1994
                                  (UNAUDITED)
                                     ASSETS

                                                                                                      PRO
                                                                                     PRO FORMA       FORMA
                                                             MICHAELS    LEEWARDS   ADJUSTMENTS      TOTAL
                                                            -----------  ---------  ------------  -----------
                                                                             (IN THOUSANDS)
Current assets:
  Cash and equivalents....................................  $       867  $   2,946   $   (2,205)(F) $     1,608
  Marketable and other securities.........................       67,956     --                         67,956
  Merchandise inventories.................................      206,185     53,090       (6,770)(G)     252,505
  Prepaid expenses and other..............................       16,004      5,270       (2,000)(G)      33,774
                                                                                         14,500(G)
                                                            -----------  ---------  ------------  -----------
    Total current assets..................................      291,012     61,306        3,525       355,843
                                                            -----------  ---------  ------------  -----------
Property and equipment, net...............................       75,872     18,945       (3,887)(G)      90,930
Costs in excess of net assets of acquired operations,
 net......................................................       23,503     --           67,690(G)      91,193
Other assets..............................................        7,443      6,517       (6,517)(G)       7,443
                                                            -----------  ---------  ------------  -----------
                                                            $   397,830  $  86,768   $   60,811   $   545,409
                                                            -----------  ---------  ------------  -----------
                                                            -----------  ---------  ------------  -----------
                                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable........................................  $    42,309  $  15,157                $    57,466
  Short-term bank debt....................................       13,000     15,525   $   16,961(H)      45,486
  Subordinated debentures.................................                  16,961      (16,961)(H)     --
  Income taxes payable....................................        7,866     --            1,038(G)       8,904
  Accrued liabilities and other...........................       46,021     13,563        3,624(F)      87,586
                                                                                         24,378(G)
                                                            -----------  ---------  ------------  -----------
    Total current liabilities.............................      109,196     61,206       29,040       199,442
                                                            -----------  ---------  ------------  -----------
Convertible subordinated notes............................       97,750                                97,750
Deferred income taxes and other...........................        5,469      3,195       (3,195)(G)       5,469
                                                            -----------  ---------  ------------  -----------
    Total long-term liabilities...........................      103,219      3,195       (3,195)      103,219
                                                            -----------  ---------  ------------  -----------
                                                                212,415     64,401       25,845       302,661
                                                            -----------  ---------  ------------  -----------
Redeemable preferred stock................................      --          29,583      (29,583)(G)     --
Shareholders' equity:
  Common stock............................................        1,670          2           (2)(G)       1,815
                                                                                            145(F)
  Additional paid-in capital..............................      107,168        733         (733)(G)     164,356
                                                                                         57,188(F)
  Retained earnings.......................................       76,577     (7,951)       7,951(G)      76,577
                                                            -----------  ---------  ------------  -----------
    Total shareholders' equity............................      185,415     (7,216)      64,549       242,748
                                                            -----------  ---------  ------------  -----------
                                                            $   397,830  $  86,768   $   60,811   $   545,409
                                                            -----------  ---------  ------------  -----------
                                                            -----------  ---------  ------------  -----------

       See accompanying Notes to Pro Forma Combined Financial Statements.

                NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)

    Adjustments to the pro forma combined statement of income to reflect the consummation of the Leewards Acquisition as of February 1, 1993 are as follows:

        (A) To eliminate nonrecurring costs, primarily rental and related occupancy costs, associated with the Leewards distribution center. Upon consummation of the Leewards Acquisition and completion of the conversion of the Leewards stores, the Leewards distribution center is to be closed.

        (B) To adjust selling, general and administrative expense to (i) expense pre-opening costs deferred by Leewards consistent with the Company's accounting policy whereby pre-opening costs are expensed in the fiscal year in which the store opens and (ii) to eliminate nonrecurring costs, primarily salaries and related benefits, associated with reductions of Leewards personnel and other costs.

        (C) To amortize costs in excess of net assets acquired over a 40-year period on a straight-line basis.

        (D) To reduce the interest expense on the Leewards indebtedness consisting of approximately $17 million of subordinated debentures and $11.5 million of average short-term borrowings from their stated rates of 13.5% and 7.75%, respectively, to 4.9%, which rate approximates the Company's incremental borrowing rate for fiscal year 1993. In connection with the Leewards Acquisition, the Leewards subordinated debentures and short-term borrowings are required to be repaid.

        (E) To reflect the tax effects applicable to the above entries, exclusive of the amortization of costs in excess of net assets acquired, at a 40% effective tax rate.

        Adjustments to the pro forma balance sheet to reflect the consummation of the Leewards Acquisition as of January 30, 1994 are as follows:

        (F) To record the costs of the Leewards Acquisition

       1.  Cash consideration to be paid                           $   2,205
       2.  Shares to be issued in connection with the
            Leewards Acquisition (1,451,468 shares at
            an assumed price of $39.50 per share)                     57,333
       3.  Liabilities incurred by Leewards in
            connection with the Leewards Acquisition
            by Michaels                                 $   2,374
       4.  Transaction costs                                1,250      3,624
                                                        ---------  ---------
           Total acquisition costs                                 $  63,162
                                                                   ---------
                                                                   ---------

        (G) To adjust the carrying values of the net assets acquired to estimated fair value as of January 30, 1994 and to accrue various liabilities assumed in connection with the Leewards Acquisition

       1.  Write-down inventories to liquidate
            incompatible merchandise of Leewards                   $   6,770
       2.  Write-off deferred pre-opening costs to
            conform Leeward's accounting policy to
            that of Michaels                                           2,000
       3.  Write-off tradenames and other deferred
            costs of Leewards                                          6,517

                                  (UNAUDITED)

       4.  Accrue costs of closing certain Leewards'
            stores, corporate office and warehouse
            including lease termination costs,
            severance pay and other costs               $  20,971
       5.  Accrue costs associated with the changeover
            of stores from the Leewards format to the
            Michaels format                                 3,407     24,378
                                                        ---------
       6.  Write-off of the carrying values of
            leasehold improvements related to
            facilities to be closed and other
            adjustments to state other property and
            equipment at estimated fair value                          3,887
       7.  Record deferred tax assets related to the
            above adjustments                                        (14,500)
       8.  Eliminate deferred tax liabilities of
            Leewards at the Leewards Acquisition date                 (3,195)
       9.  Record income tax liabilities assumed by
            Michaels in connection with the Leewards
            Acquisition related primarily to the
            termination of the LIFO method of
            inventory valuation for tax reporting
            purposes, net of the tax benefits related
            to certain transaction costs                               1,038
      10.  Eliminate redeemable preferred stock and
            common stockholders' deficit of Leewards
            as of the Leewards Acquisition date                      (22,367)
                                                                   ---------
           Excess of fair value of liabilities over
            net
             assets acquired                                           4,528
           Total acquisition costs                                    63,162
                                                                   ---------
           Costs in excess of the net assets acquired              $  67,690
                                                                   ---------
                                                                   ---------

        (H) To reflect additional borrowings on Michaels' credit facility to fund the required repayment of the Leewards subordinated notes in connection with the Leewards Acquisition.

                          DESCRIPTION OF CAPITAL STOCK

    Michaels is authorized to issue 50,000,000 shares of Common Stock, par value $0.10 per share, and 2,000,000 shares of Preferred Stock, par value $0.10 per
share. As of             , 1994,       shares of Common Stock have been  issued,
      are outstanding and no shares are held in treasury, and no shares of Preferred Stock have been issued. The outstanding shares of Common Stock are, and the shares offered hereby will be, when issued, fully paid and nonassessable.

COMMON STOCK

    Holders of the Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shares voting for the election of the Board of Directors can elect all members of the Board of Directors. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders, subject to any prior rights of holders of any outstanding Preferred Stock. Shareholders do not have any preemptive rights to subscribe for or purchase any stock, obligations, warrants or other securities of the Company.

    Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of funds of the Company legally available therefor. Michaels has never paid dividends on its Common Stock. The Company's present policy is to retain earnings for the foreseeable future for use in the Company's business and the financing of its growth. However, such policy is subject to the discretion of the Board of Directors.

PREFERRED STOCK

    The Board of Directors of the Company is authorized to issue Preferred Stock in one or more series and to fix the voting rights, liquidation preferences, dividend rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of the Company.

                   CERTAIN SPECIAL FEDERAL TAX CONSIDERATIONS
                         FOR NON-UNITED STATES HOLDERS

    The following is a general discussion of certain special United States federal income and estate tax considerations relevant to non-United States holders of the Common Stock, but does not purport to be a complete analysis of all the potential tax considerations relating thereto.

    As used herein, "non-United States holder" means a corporation, individual or partnership that is, as to the United States, a foreign corporation, a nonresident alien individual or a foreign partnership, and any estate or trust if such estate or trust is not subject to United States taxation on income from sources without the United States that is not effectively connected with the conduct of a trade or business within the United States.

    This discussion is based upon the Code, Treasury Regulations, IRS rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income and estate taxation that may be relevant to a particular non-United States holder's decision to purchase the Common Stock.

    ALL PROSPECTIVE NON-UNITED STATES HOLDERS OF THE COMMON STOCK ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK.

DIVIDENDS

    Dividends paid to a non-United States holder of the Common Stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. Currently, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country in determining the applicability of a treaty for such purposes. However, proposed Treasury Regulations which have not been finally adopted would require non-United States holders to satisfy certain certification and other requirements to obtain the benefit of any applicable income tax treaty providing for a lower rate of withholding tax on dividends.

    Except as may be otherwise provided in an applicable income tax treaty, a non-United States holder will be taxed at ordinary federal income tax rates (on a net income basis) on dividends that are effectively connected with the conduct of a trade or business of such non-United States holder within the United States and might not be subject to the withholding tax described above. If such non-United States holder is a foreign corporation, it may also be subject to a United States branch profits tax at a 30% rate or such lower rate as may be specified by any applicable income tax treaty. Non-United States holders must comply with certain certification and disclosure requirements to claim treaty benefits or an exemption from withholding tax under the foregoing rules.

DISPOSITION OF COMMON STOCK

    Non-United States holders generally will not be subject to United States federal income tax in respect of gain recognized on a disposition of the Common Stock unless (i) the gain is effectively connected with a trade or business conducted by the non-United States holder within the United States (in which case the branch profits tax described under "Dividends" above may also apply if the holder is a foreign corporation), (ii) in the case of a non-United States holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of the disposition and either the income from the disposition is attributable to an office or other fixed place of business maintained by the holder in the United States or the holder has a "tax home" in the United States (within the meaning of the Code), or (iii) the Company is or has been a "United States real property holding corporation" and certain other requirements are met. The Company does not believe it has been or is currently, and does not anticipate becoming, a United States real property holding corporation.

FEDERAL ESTATE TAXES

    Common Stock that is owned or treated as being owned by a non-United States holder (as determined for United States federal estate tax purposes) at the time of death will be included in such holder's gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

    United States information reporting requirements and 31% backup withholding tax generally will not apply to dividends paid on the Common Stock if the dividends are subject to either the 30% withholding tax or such lower rate as may be specified by an applicable income tax treaty, or are exempt from such withholding tax under the rules discussed above relating to dividends that are effectively connected with the conduct of a trade or business of such holder within the United States, or are paid to a non-United States holder at an address outside the United States provided that the holder certifies to its non-United States status on the appropriate form and the payer has no actual knowledge that the holder is a United States person. As a general matter, information reporting and backup withholding will also not apply to a payment of the proceeds of a sale effected outside the United States of Common Stock by a foreign office of a foreign broker. However, information reporting requirements (but under current proposed Treasury regulations not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States of Common Stock by a foreign office of a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (iii) is a "controlled foreign corporation" (generally, a foreign corporation controlled by United States shareholders) with respect to the United States, unless the broker has documentary evidence in its records that the holder is a non-United States holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment by a United States office of a broker of the proceeds of a sale of Common Stock is subject to both backup withholding and information reporting unless the holder certifies to the payor in the manner required as to its non-United States status under penalties of perjury or otherwise establishes an exemption.

    A non-United States holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the IRS.

                                  UNDERWRITING

    Under  the terms and subject to  the conditions contained in an Underwriting
Agreement dated                , 1994  (the "U.S. Underwriting Agreement"),  the
underwriters named below (the "U.S. Underwriters"), for whom CS First Boston Corporation and Robertson, Stephens & Company, L.P. are acting as representatives (the "Representatives"), have severally agreed to purchase from the Company the following respective numbers of U.S. Shares:

                                                                                              NUMBER OF
                                        UNDERWRITER                                            SHARES
- -------------------------------------------------------------------------------------------  -----------
CS First Boston Corporation................................................................
Robertson, Stephens & Company, L.P.........................................................
                                                                                             -----------
    Total..................................................................................
                                                                                             -----------
                                                                                             -----------

    The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all of the U.S. Shares being offered hereby if any are purchased.

    The Company has been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States and Canada to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a concession of $ per share; and that the Underwriters and such dealers may allow a discount of $ per share on sales to certain other dealers.

    The Company has entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering (the "Managers") providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

    The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by CS First Boston Corporation, expiring at the close of business on the 30th day after the date of the initial public offering of the Common Stock offered hereby, to purchase up to 375,000 additional shares at the public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. The U.S. Underwriters and the Managers may exercise such option only to cover over-allotments in the sale of the shares of Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of optional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares in such table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the total number of shares in such table.

    In connection with the Common Stock Offering, CS First Boston Corporation and certain of the Underwriters and selling group members (if any) and their respective affiliates may engage in passive market making transactions in the Common Stock on the Nasdaq Stock Market in accordance with Rule 10b-6A under the Exchange Act during a period before commencement of offers or sales of the Common Stock offered hereby. The passive market making transactions must comply with applicable volume and price limits and be identified as such.

    The public offering price, the aggregate underwriting discounts and commissions per share and per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Agreement Between") relating to the Common Stock Offering, changes in the public offering price, concession and discount to dealers will be made only upon the mutual agreement of CS First Boston Corporation, as representative of the U.S. Underwriters, and CS First Boston Limited ("CSFBL"), on behalf of the Managers.

    Pursuant to the Agreement Between, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a U.S. or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer to sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to anyone other than a U.S. or Canadian Person nor to any dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, (i) it is not purchasing any shares of Common Stock for the account of any U.S. or Canadian Person and (ii) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any U.S. or Canadian Person nor to any dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Agreement Between. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction, "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and "U.S. or Canadian Person" means a citizen or resident of the United States or Canada, or a corporation, partnership or other entity created or organized in or under the laws of the United States or Canada (other than a foreign branch of such an entity) or an estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of its source of income, and includes any United States or Canadian branch of a non-U.S. or non-Canadian Person.

    Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the initial public offering price, less such amount as may be mutually agreed upon by CS First Boston Corporation, as representative of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Agreement Between, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.

    Each Manager has represented and agreed that (i) it has not offered or sold and will not offer or sell in the United Kingdom, by means of any document any Shares other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act of 1985 of the United Kingdom, (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom and (iii) it has only issued or passed on, and will only issue or pass on, in the United Kingdom any document received by it in connection with the issue of the Shares to a person who is of a kind described in Article 9(3) of the Financial Services Act of 1986 (Investment Advertisements) (Exemptions) Order 1988 or is a person to whom any document may otherwise lawfully be issued or passed on.

    The Company and all of its directors and executive officers have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock or securities convertible or exchangeable into or exercisable for any shares of its Common Stock without the prior written consent of CS First Boston Corporation for a period of 90 days after the date of the initial public offering of the Common Stock other than (a) issuances and sales by the Company of Common Stock in accordance with the terms of certain of the Company's benefit plans and (b) issuances of Common Stock by the Company upon the conversion of securities or the exercise of warrants outstanding at the date of this Prospectus. The stockholders of Leewards have agreed, with respect to shares of Common Stock to be acquired by them in the Leewards Acquisition, to not effect a public distribution of any shares of Common Stock or rights to acquire shares of Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of CS First Boston Corporation.

    The Company has agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

    Certain of the U.S. Underwriters and Managers and their affiliates have from time to time performed, and continue to perform, various investment banking and commercial banking services for the Company, for which customary compensation has been received.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text under "Resale Restrictions."

RIGHTS OF ACTION AND ENFORCEMENT

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the SECURITIES ACT (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. Federal securities laws.

    All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Common Stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #88/5, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby and the issuance thereof have been passed upon for the Company by Jackson & Walker, L.L.P., Dallas, Texas and for the Underwriters by Fulbright & Jaworski L.L.P. Dallas, Texas. Michael
C. French, a partner in Jackson & Walker, L.L.P., is a director of the Company.

                                    EXPERTS

    The consolidated financial statements of Michaels Stores, Inc. appearing or incorporated by reference in the Company's Annual Report on Form 10-K for the year ended January 30, 1994, have been audited by Ernst & Young, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of Leewards Creative Crafts, Inc. at January 30, 1994 and January 31, 1993, and for each of the years ended January 30, 1994, and January 31, 1993 appearing elsewhere herein have been audited by Deloitte & Touche, independent auditors, as set forth in their report thereon appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Agreement and Plan of Merger whereby Leewards Creative Crafts, Inc. will become a subsidiary of Michaels Stores, Inc., and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                         LEEWARDS CREATIVE CRAFTS, INC.
                              INDEX TO FINANCIALS

                                                                                                               PAGE
                                                                                                             ---------
INDEPENDENT AUDITOR'S REPORT...............................................................................        F-2
FINANCIAL STATEMENTS FOR THE YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993:
  Balance Sheets...........................................................................................        F-4
  Statements of Operations.................................................................................        F-6
  Statements of Redeemable Preferred Stock and Common Stockholders' Equity.................................        F-7
  Statements of Cash Flows.................................................................................        F-8
  Notes to Financial Statements............................................................................        F-9

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Leewards Creative Crafts, Inc.
Elgin, Illinois

    We have audited the accompanying balance sheets of Leewards Creative Crafts, Inc. as of January 30, 1994 and January 31, 1993 and the related statements of operations, of redeemable preferred stock and common stockholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such financial statements present fairly, in all material respects, the financial position of Leewards Creative Crafts, Inc. as of January 30, 1994 and January 31, 1993 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

    As discussed in Note 11, the Company has entered into an Agreement and Plan of Merger (the "Agreement") whereby it will become a wholly owned subsidiary of Michaels Stores, Inc. ("Michaels"). The Agreement also provides that simultaneously with the merger closing, Michaels shall cause the Company to repay its long-term debt.

DELOITTE & TOUCHE
March 4, 1994
(May 11, 1994 as to Note 11)

                 (This page has been left blank intentionally.)

                         LEEWARDS CREATIVE CRAFTS, INC.
                                 BALANCE SHEETS
                     JANUARY 30, 1994 AND JANUARY 31, 1993
                          (IN 000'S EXCEPT SHARE DATA)
                                     ASSETS

                                                                                                      1994       1993
                                                                                                    ---------  ---------
CURRENT ASSETS:
  Cash and cash equivalents.......................................................................  $   2,946  $   2,619
  Accounts receivable, net of allowance for doubtful accounts:
   1994 -- $2; 1993 -- $3.........................................................................      1,372        654
  Merchandise inventories.........................................................................     53,090     37,530
  Prepaid expenses and other current assets.......................................................      3,898      2,745
  Deferred income taxes...........................................................................        343        495
                                                                                                    ---------  ---------
      Total current assets........................................................................     61,649     44,043
PROPERTY AND EQUIPMENT:
  Land............................................................................................        732        733
  Buildings and improvements......................................................................        987        972
  Leasehold improvements..........................................................................      6,918      5,169
  Machinery and equipment.........................................................................     20,822     13,860
  Construction in progress........................................................................         84         20
                                                                                                    ---------  ---------
                                                                                                       29,543     20,754
  Less accumulated depreciation and amortization..................................................     10,598      8,631
                                                                                                    ---------  ---------
      Property and equipment -- net...............................................................     18,945     12,123
OTHER ASSETS:
  Trade name, less accumulated amortization:
   1994 -- $871; 1993 -- $719.....................................................................      5,188      5,340
  Other intangibles, less accumulated amortization:
   1994 -- $11,557; 1993 -- $11,113...............................................................        596      1,040
  Deferred financing costs, less accumulated amortization:
   1994 -- $2,687; 1993 -- $2,299.................................................................        656        892
  Notes receivable................................................................................         70
  Miscellaneous assets............................................................................          7          7
                                                                                                    ---------  ---------
      Total other assets..........................................................................      6,517      7,279
                                                                                                    ---------  ---------
TOTAL.............................................................................................  $  87,111  $  63,445
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------

                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                                 BALANCE SHEETS
                     JANUARY 30, 1994 AND JANUARY 31, 1993
                          (IN 000'S EXCEPT SHARE DATA)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                                      1994       1993
                                                                                                    ---------  ---------
CURRENT LIABILITIES:
  Accounts payable................................................................................  $  15,157  $   9,147
  Accrued expenses................................................................................     12,851     11,193
  Taxes other than income taxes...................................................................        712        798
  Current maturities of long-term debt............................................................     17,602      7,348
  Long-term debt classified as current (Note 4)...................................................     14,884
  Income taxes payable............................................................................                 1,098
                                                                                                    ---------  ---------
      Total current liabilities...................................................................     61,206     29,584
LONG-TERM DEBT....................................................................................                16,961
DEFERRED INCOME TAXES.............................................................................      3,538      3,926
                                                                                                    ---------  ---------
      Total liabilities...........................................................................     64,744     50,471
COMMITMENTS AND CONTINGENCIES (Note 10)
REDEEMABLE PREFERRED STOCK:
  Class A Cumulative Exchangeable Senior Preferred Stock, $0.01 par value; shares authorized: 1994
   -- 4,000; 1993 -- 2,135; shares outstanding: 1994 -- 2,349; 1993 -- 2,135......................         10          9
  Class B Cumulative Exchangeable Senior Preferred Stock, $0.01 par value; shares authorized: 1994
   -- 4,700; 1993 -- 2,514; shares outstanding: 1994 -- 2,765; 1993 -- 2,514......................         11         10
  Exchangeable Preferred Stock, $0.01 par value; shares authorized: 1994 -- 800,000; 1993 --
   393,472; shares outstanding: 1994 -- 427,322; 1993 -- 393,472..................................        325        255
  Class C Senior Convertible Preferred Stock, $0.01 par value; 562,500 shares authorized: 549,629
   shares outstanding.............................................................................          5          5
  Class D Senior Convertible Preferred Stock, $0.01 par value; shares authorized: 1994 -- 194,050;
   shares outstanding, 194,035....................................................................          2
  Class E Senior Convertible Preferred Stock, $0.01 par value; shares authorized and outstanding:
   1994 -- 129,712................................................................................          1
  Undesignated Preferred Stock, $0.01 par value; shares authorized and outstanding: 1994 --
   1,605,038; 1993 -- 2,039,379; 0 shares issued..................................................
  Additional paid-in capital......................................................................     29,229     18,579
                                                                                                    ---------  ---------
      Total redeemable preferred stock............................................................     29,583     18,858
COMMON STOCKHOLDERS' DEFICIENCY:
  Common stock, $0.01 par value; shares authorized: 1994 -- 4,000,000; 1993 -- 2,800,000; shares
   outstanding: 78,281............................................................................          1          1
  Class B Common Stock, $0.01 par value; shares authorized: 1994 -- 300,000; 1993 -- 200,000;
   shares outstanding: 73,275.....................................................................          1          1
  Class C Common Stock, $0.01 par value; shares authorized: 1994 -- 600,000; 0 shares issued......
  Additional paid-in capital......................................................................        733        746
  Deficit.........................................................................................     (7,951)    (6,632)
                                                                                                    ---------  ---------
      Common stockholders' deficiency.............................................................     (7,216)    (5,884)
                                                                                                    ---------  ---------
TOTAL.............................................................................................  $  87,111  $  63,445
                                                                                                    ---------  ---------
                                                                                                    ---------  ---------

                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                            STATEMENTS OF OPERATIONS
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993
                                   (IN 000'S)

                                                                                             1994         1993
                                                                                          -----------  -----------
NET SALES...............................................................................  $   190,261  $   169,014
COST OF SALES...........................................................................       99,093       86,431
                                                                                          -----------  -----------
                                                                                               91,168       82,583
OPERATING EXPENSES:
  Selling and delivery..................................................................       76,219       63,845
  General and administrative............................................................        6,900        5,754
  Amortization of deferred pre-opening expenses.........................................        1,387        1,092
  Depreciation and amortization.........................................................        3,549        3,431
                                                                                          -----------  -----------
                                                                                               88,055       74,122
                                                                                          -----------  -----------
OPERATING EARNINGS......................................................................        3,113        8,461
OTHER INCOME (EXPENSE):
  Restructuring expenses (Notes 1, 4 and 6).............................................          (24)      (1,632)
  Gain (loss) on assets disposal........................................................         (226)         503
  Interest income.......................................................................                        22
  Interest expense:
    Related parties.....................................................................       (2,285)      (2,137)
    Other...............................................................................       (1,154)      (1,759)
                                                                                          -----------  -----------
INCOME (LOSS) BEFORE INCOME TAXES.......................................................         (576)       3,458
INCOME TAXES
  Currently payable.....................................................................           93        1,159
  Deferred income taxes (benefit).......................................................         (329)         394
                                                                                          -----------  -----------
                                                                                                 (236)       1,553
                                                                                          -----------  -----------
NET INCOME (LOSS).......................................................................  $      (340) $     1,905
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
    STATEMENTS OF REDEEMABLE PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993
                                   (IN 000'S)

                                                                        REDEEMABLE PREFERRED STOCK
                                          ---------------------------------------------------------------------------------------
                                                                          EXCHANGEABLE
                                          EXCHANGEABLE    EXCHANGEABLE      PREFERRED     CONVERTIBLE    CONVERTIBLE  CONVERTIBLE
                                             CLASS A         CLASS B          STOCK         CLASS C        CLASS D      CLASS E
                                          -------------   -------------   -------------   ------------   -----------  -----------
BALANCE, FEBRUARY 2, 1992...............  $        439    $        759    $        371
  Amortization of issuance fees.........
  Class A, Class B and exchangeable
   preferred dividends accrued..........           330             390             447
  Sale of Class C preferred stock.......                                                  $        30
  Sale of common stock..................
  Repurchase and cancellation of
   outstanding shares...................
  Paid-in-kind dividend.................          (760)         (1,139)           (563)
  Reverse split-common stock and Class C
   preferred............................                                                          (25)
  Repurchase options....................
  Net income............................
                                                ------    -------------         ------          -----
BALANCE, JANUARY 31, 1993...............             9              10             255              5
  Amortization of issuance fees.........
  Class A, Class B and Exchangeable
   preferred dividends accrued..........           215             252             408
  Sale of Class D preferred stock.......                                                                 $      2
  Sale of Class E preferred stock.......                                                                              $      1
  Paid-in-kind dividend, May 1, 1993....                                          (338)
  Repurchase options....................
  Paid-in-kind dividend, January 15,
   1994.................................          (214)           (251)
  Net loss..............................
                                                                                                               --           --
                                                ------    -------------         ------          -----
BALANCE, JANUARY 30, 1994...............  $         10    $         11    $        325    $         5    $      2     $      1
                                                                                                               --           --
                                                                                                               --           --
                                                ------    -------------         ------          -----
                                                ------    -------------         ------          -----

                                                             COMMON STOCKHOLDERS' EQUITY
                                                      ------------------------------------------
                                          ADDITIONAL                      ADDITIONAL
                                           PAID-IN    COMMON    CLASS B     PAID-IN
                                           CAPITAL     STOCK    COMMON      CAPITAL     DEFICIT
                                          ----------  -------   -------   -----------   --------
BALANCE, FEBRUARY 2, 1992...............  $   5,890   $    5    $    5    $    1,190    $ (7,314)
  Amortization of issuance fees.........         56                                          (56)
  Class A, Class B and exchangeable
   preferred dividends accrued..........                                                  (1,167)
  Sale of Class C preferred stock.......     10,146
  Sale of common stock..................                                         100
  Repurchase and cancellation of
   outstanding shares...................                  (1)                   (527)
  Paid-in-kind dividend.................      2,462
  Reverse split-common stock and Class C
   preferred............................         25       (3)       (4)            7
  Repurchase options....................                                         (24)
  Net income............................                                                   1,905
                                                          --        --
                                          ----------                      -----------   --------
BALANCE, JANUARY 31, 1993...............     18,579        1         1           746      (6,632)
  Amortization of issuance fees.........        104                                         (104)
  Class A, Class B and Exchangeable
   preferred dividends accrued..........                                                    (875)
  Sale of Class D preferred stock.......      5,840
  Sale of Class E preferred stock.......      3,903
  Paid-in-kind dividend, May 1, 1993....        338
  Repurchase options....................                                         (13)
  Paid-in-kind dividend, January 15,
   1994.................................        465
  Net loss..............................                                                    (340)
                                                          --        --
                                          ----------                      -----------   --------
BALANCE, JANUARY 30, 1994...............  $  29,229   $    1    $    1    $      733    $ (7,951)
                                                          --        --
                                                          --        --
                                          ----------                      -----------   --------
                                          ----------                      -----------   --------

                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                            STATEMENTS OF CASH FLOWS
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993
                                   (IN 000'S)

                                                                 1994       1993
                                                               --------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).........................................   $   (340)  $  1,905
  Adjustments to reconcile net income (loss) to net cash
   flows from operating activities:
    Depreciation and amortization...........................      3,549      3,290
    Deferred income taxes...................................       (236)       503
    Loss (gain) on disposal of fixed assets.................        226       (503)
    Changes in:
      Accounts receivable...................................       (718)       521
      Merchandise inventories...............................    (15,560)     6,969
      Prepaid expenses and other current assets.............     (1,153)     1,303
      Accounts payable......................................      6,010    (11,952)
      Accrued expenses and other liabilities................          4       (448)
      Taxes other than income...............................        (86)       (46)
      Notes receivable......................................        (70)        88
      Miscellaneous assets..................................                    (1)
                                                               --------   --------
        Net cash flows from operating activities............     (8,374)     1,629
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................     (9,670)    (1,141)
  Proceeds from sale of property............................         57      1,503
                                                               --------   --------
        Net cash flows from investing activities............     (9,613)       362
CASH FLOWS FROM FINANCING ACTIVITIES:
  Financing fees paid for restructuring revolving and term
   credit agreements........................................       (152)      (433)
  Proceeds from issuance of stock...........................      9,746     10,276
  Repurchase of stock.......................................        (13)      (551)
  Issuance of subordinated debt accrual notes...............                 2,077
  Net borrowings (repayments) under revolving credit
   agreement................................................      8,177    (13,934)
  Increase in checks outstanding............................        556        474
                                                               --------   --------
        Net cash flows from financing activities............     18,314     (2,091)
                                                               --------   --------
NET INCREASE (DECREASE) IN CASH.............................        327       (100)
CASH AND CASH EQUIVALENTS -- Beginning of year..............      2,619      2,719
                                                               --------   --------
CASH AND CASH EQUIVALENTS -- End of year....................   $  2,946   $  2,619
                                                               --------   --------
                                                               --------   --------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest:
    Related parties.........................................   $  2,290   $
                                                               --------   --------
                                                               --------   --------
    Other...................................................   $  1,130   $  1,804
                                                               --------   --------
                                                               --------   --------
  Cash paid during the year for income taxes................   $  1,103   $    188
                                                               --------   --------
                                                               --------   --------

                       See notes to financial statements.

                         LEEWARDS CREATIVE CRAFTS, INC.
                         NOTES TO FINANCIAL STATEMENTS
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

1.  SUMMARY OF ACCOUNTING POLICIES:

    OPERATIONS AND RESTRUCTURING

    The Company engages in the retail sale of craft and home decor products. The Company maintained the following number of Company-operated and franchised stores at:

                                                                            COMPANY-
                                                                            OPERATED        FRANCHISES        TOTAL
                                                                         ---------------  ---------------     -----
January 30, 1994.......................................................            99                3            102
January 31, 1993.......................................................            85                2             87

    During the year ended January 31, 1993, the Company effected a restructuring of its debt (Note 4), capital structure (Note 6) and ongoing operations. Costs associated with these efforts, other than those directly associated with the debt and capital restructurings, are included in restructuring expenses. Such expenses include store closing, severance and other costs incurred in connection with these efforts.

    FISCAL YEAR-END -- The Company's fiscal year-end is the Sunday closest to January 31.

    CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include cash; amounts due from major credit card companies, which are collected within 1 to 2 days after date of sale; and highly liquid investments which, at time of purchase, have maturities of three months or less.

    MERCHANDISE INVENTORIES -- Merchandise inventories are stated at the lower of last-in, first-out (LIFO) cost or market. During the year ended January 31, 1993, LIFO inventories were reduced from levels at the beginning of the year. These reductions resulted in liquidation of LIFO inventory quantities carried at the lower costs prevailing in the prior year as compared with the cost of the current year's purchases. At January 30, 1994 and January 31, 1993, inventory was valued at market which was lower than LIFO cost.

    PRE-OPENING COSTS -- Pre-opening costs incurred for the opening of retail locations are deferred and amortized over 12 months, commencing in the month after the location opens. Unamortized deferred pre-opening costs included in prepaid expenses were $2,208,000 and $97,000 at January 30, 1994 and January 31, 1993, respectively.

    PROPERTY AND EQUIPMENT -- Property and equipment are stated at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the respective assets, which are as follows:

Buildings and improvements..................                         25-30 years
Leasehold improvements......................    Shorter of lease term or 10 years
Machinery and equipment.....................                          3-10 years

    INTANGIBLE ASSETS -- Intangible assets, primarily the trade name, and favorable lease agreements, are reported net of accumulated amortization. The assets are being amortized on a straight-line basis over their useful lives which range from 3 to 40 years.

    INCOME TAXES -- The Company adopted SFAS No. 109, "Accounting for Income Taxes," in the year ended January 31, 1993 and, accordingly, computes deferred taxes using the liability method. Deferred tax assets and liabilities are recorded based on differences between the financial statements and income tax basis of assets and liabilities and the tax rate in effect when these differences are expected to reverse.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

2.  ACCRUED EXPENSES
    Accrued expenses include the following (in 000's):

                                                                         JANUARY 30,      JANUARY 31,
                                                                            1994             1993
                                                                       ---------------  ---------------
Outstanding checks...................................................     $   4,895        $   4,339
Accrued payroll......................................................         2,396            2,970
Other................................................................         5,560            3,884
                                                                       ---------------  ---------------
Total................................................................     $  12,851        $  11,193
                                                                       ---------------  ---------------
                                                                       ---------------  ---------------

3.  INCOME TAXES
    The provision (benefit) for income taxes consists of the following (in
000's):

                                                                         JANUARY 30,      JANUARY 31,
                                                                            1994             1993
                                                                       ---------------  ---------------
Current:
  Federal............................................................                      $     829
  State..............................................................     $      93              330
                                                                             ------          -------
                                                                                 93            1,159
                                                                             ------          -------
Deferred:
  Federal............................................................          (273)             310
  State..............................................................           (56)              84
                                                                             ------          -------
                                                                               (329)             394
                                                                             ------          -------
Total provision (benefit) for income taxes...........................     $    (236)       $   1,553
                                                                             ------          -------
                                                                             ------          -------

    Provision for deferred taxes results from temporary differences in the recognition of revenue and expense for financial statement and tax purposes. Temporary differences arise principally from the following (in 000's):

                                                                         JANUARY 30,      JANUARY 31,
                                                                            1994             1993
                                                                       ---------------  ---------------
Amortization of intangibles..........................................     $    (203)       $    (285)
Deferred store pre-opening costs.....................................           708             (321)
Accrued liabilities..................................................          (294)             137
Inventory capitalization.............................................          (416)             205
Inventory reserves...................................................           127              118
Depreciation.........................................................           343              183
State taxes and effect of changes in state tax rates.................            70              109
Alternative minimum tax..............................................           (47)             171
Net operating loss...................................................          (667)
Other................................................................            50               77
                                                                             ------           ------
Total................................................................     $    (329)       $     394)
                                                                             ------           ------
                                                                             ------           ------

    The difference between the statutory federal income tax rate and the effective tax rate is as follows:

                                                                              JANUARY 30,    JANUARY 31,
                                                                                 1994           1993
                                                                             -------------  -------------
Statutory federal income tax rate..........................................        (34.0)%         34.0%
State taxes, net of federal benefit........................................         (6.9)           6.1
Deferred tax adjustment....................................................                         4.8
                                                                                   -----          -----
Effective income tax rate..................................................         40.9%          44.9%
                                                                                   -----          -----
                                                                                   -----          -----

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

3.  INCOME TAXES (CONTINUED)
    At January 30, 1994 and January 31, 1993, the components of the deferred income tax liability and asset were as follows (in 000's):

                                                                             JANUARY 30,  JANUARY 31,
                                                                                1994         1993
                                                                             -----------  -----------
Deferred tax liability:
  Intangibles..............................................................   $   2,368    $   2,558
  Property and equipment...................................................       1,894        1,487
  Other, net...............................................................         (54)        (119)
  Net operating loss carryforward..........................................        (670)
                                                                             -----------  -----------
    Total..................................................................   $   3,538    $   3,926
                                                                             -----------  -----------
                                                                             -----------  -----------
Deferred tax asset:
  Inventory................................................................   $     337
  Accrued expenses.........................................................         860    $     487
  Prepaid expenses.........................................................      (1,129)        (184)
  AMT credit carryforward..................................................         218           91
  Other -- net.............................................................          57          101
                                                                             -----------  -----------
    Total..................................................................   $     343    $     495
                                                                             -----------  -----------
                                                                             -----------  -----------

    At January 30, 1994, the Company has $218,000 of AMT credits available for carryforward to future years and an NOL carryforward of $1,635,000 which expires in 2009.

4.  LONG-TERM DEBT
    Long-term debt consists of (in 000's):

                                                                             JANUARY 30,  JANUARY 31,
                                                                                1994         1993
                                                                             -----------  -----------
Revolving and term loan(a).................................................   $  15,525    $   7,348
Subordinated debentures(b),(c).............................................      16,961       16,961
                                                                             -----------  -----------
Total long-term debt (See Note 11).........................................      32,486       24,309
Less current maturities....................................................     (32,486)      (7,348)
                                                                             -----------  -----------
  Total....................................................................   $            $  16,961
                                                                             -----------  -----------
                                                                             -----------  -----------

    (a) In August 1988, the Company entered into a secured revolving credit and term loan agreement (the "agreement") which enabled the Company to borrow up to a maximum of $25,000,000. On June 13, 1990, the Company restructured the agreement to provide for additional borrowings up to $32,000,000 through August 19, 1993. On April 2, 1993 the borrowing limit was reduced to $29,920,000.

    Borrowings outstanding under the agreement are (in 000's):

                                                                             JANUARY 30,  JANUARY 31,
                                                                                1994         1993
                                                                             -----------  -----------
Revolving loans............................................................   $  14,067    $   4,235
Term loan..................................................................       1,458        3,113
                                                                             -----------  -----------
  Total....................................................................   $  15,525    $   7,348
                                                                             -----------  -----------
                                                                             -----------  -----------

    The borrowings under the agreement are collateralized by the assets of the Company. Interest is payable monthly based on the rate of interest publicly announced by Citibank in New York, New York as Citibank's "base rate" ("Base Rate"). In the year ended January 30, 1994, the interest rate was

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

4.  LONG-TERM DEBT (CONTINUED)
Base Rate plus 2% for the period from February 1, 1993 to April 2, 1993 and Base Rate plus 1.75% for the period from April 3, 1993 to January 30, 1994. During the prior year ended January 31, 1993, the interest rate was Base Rate plus 5% for the period from February 3, 1992 to June 22, 1992 and Base Rate plus 2% for the period from June 23, 1992 to January 31, 1993. In the year ended January 30, 1994, the interest rate fluctuated between 7.75% and 8.0% and was 7.75% at year-end; in the prior year, the rate fluctuated between 8.0% and 11.5% and was 8.0% at year-end.

    Under the revolving credit loan, as restructured, the full availability of this credit line is contingent on the cost of collateralized inventory, less certain adjustments. Commitment fees on the revolving loan are one-half of one percent of the average daily unused portion of the total facility, payable monthly.

    The term loan, as restructured, requires quarterly principal payments of $413,750 and the balance on August 19, 1994.

    The Company is in the preliminary stages of negotiating a new and expanded credit facility.

    In consideration for expanding the credit facility, the Company paid a one-time fee of $200,000 and issued warrants to Citicorp to purchase 3,250 shares of Class B Common Stock, par value $0.01 per share, subject to adjustment under certain antidilution provisions. The warrants are exercisable from the date of issuance at $141.65 per share and expire the later of June 13, 1995 or upon full payment of the credit facility.

    The agreement has covenants providing for mandatory prepayment provisions and requiring the Company to meet specified financial ratios and income tests. Such tests include, but are not limited to, net worth and earnings before interest, depreciation and taxes. The covenants impose limitations on, among other things, the amount of capital expenditures for each year, creating or incurring liens, and selling assets or granting guarantees, and prohibit declaring or paying dividends on common stock unless specifically permitted under the terms of the agreement. The Company has received waivers for all events of noncompliance with such covenants during the fiscal year ended January 31, 1993. The Company was not in compliance with all covenants at January 30, 1994. Accordingly, at that date, all amounts outstanding under the agreement are due on demand (See Note 11).

    (b) In August 1988, the Company sold $14,884,000 of subordinated debentures to a related party. Interest is payable semi-annually at 13.5%. Annual principal payments of $3,742,000 begin May 15, 1997 and the remaining balance is due May 15, 2000. Included in interest expense are $2,285,000 and $2,137,000 for the years ended January 30, 1994 and January 31, 1993, respectively, for the indebtedness.

    The debentures contain covenants, including limitations on indebtedness, liens, and the incurrence of other subordinated indebtedness, and restrict payments such as dividends on common stock. The Company has received waivers for all events of noncompliance with such covenants during the fiscal year ended January 31, 1993. At January 30, 1994, because of cross default provisions with respect to the agreement referred to in (a) above, all amounts outstanding at that date under the subordinated debentures also are due on demand and have been classified as currently payable (See Note 11).

    (c) RESTRUCTURING -- On June 22, 1992, the subordinated debentures were restructured and amended to provide, among other things, for the interest payments due on May 15 and November 15, 1992 to be made in the form of additional promissory notes ("accrual notes") in the principal amount of the interest payable at each date. The accrual notes will bear interest at 13.5% per annum, payable semi-annually, and $1,038,000 is due on March 15, 1994 with the balance due on November 15, 1994.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

4.  LONG-TERM DEBT (CONTINUED)
    In addition, an acquirer of the Class C Senior Convertible Stock (Note 6) acquired $5,000,000 of the subordinated debentures.

    Scheduled principal maturities of long-term debt classified as current for fiscal years subsequent to January 30, 1994 are as follows (in 000's):

YEARS ENDED
- -------------------------------------------------------------------------------------------
February 1, 1998...........................................................................  $   3,742
January 31, 1999...........................................................................      3,742
Thereafter.................................................................................      7,400
                                                                                             ---------
Total......................................................................................  $  14,884
                                                                                             ---------
                                                                                             ---------

    Unamortized deferred financing costs of $656,000 and $892,000 at January 30, 1994 and January 31, 1993, respectively, consist of professional and commitment fees incurred in connection with the Company's revolving and term loan facility and subordinated debentures. Such costs are being amortized on a straight-line basis over the terms of the related debt.

5.  PENSION PLAN
    The Company has a defined benefit pension plan for its hourly workers with benefits based on a fixed dollar rate per year of service. The plan assets are invested primarily in short-term bonds and in equity securities. The Company's funding policy is to contribute annually the minimum amount required by the applicable Internal Revenue Code regulation. In April 1992, as part of a series of cost reductions, the Company froze the hourly pension plan. As a result, there will be no new entrants to the plan and no additional benefits accruing to current participants beyond those earned as of the date the plan was frozen.

    The following presents the funded status of the plan (in 000's):

                                                                                JANUARY 30,  JANUARY 31,
                                                                                   1994         1993
                                                                                -----------  -----------
Actuarial present value of benefit obligation:
  Estimated accumulated benefit obligation, including vested benefits.........   $   2,076    $   1,866
                                                                                -----------  -----------
                                                                                -----------  -----------
Estimated accumulated vested obligation.......................................   $   1,857    $   1,709
                                                                                -----------  -----------
                                                                                -----------  -----------
Projected benefit obligation..................................................   $  (2,076)   $  (1,866)
Plan assets at market value...................................................       2,084        2,012
                                                                                -----------  -----------
Plan assets in excess of projected benefit obligation.........................           8          146
Unrecognized prior service cost...............................................          13           16
Unrecognized net gain.........................................................         (75)        (234)
                                                                                -----------  -----------
Accrued pension cost..........................................................   $     (54)   $     (72)
                                                                                -----------  -----------
                                                                                -----------  -----------

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

5.  PENSION PLAN (CONTINUED)
    Pension expense includes the following components (in 000's):

                                                                                JANUARY 30,    JANUARY 31,
                                                                                    1994           1993
                                                                                ------------   ------------
 Interest cost on projected benefit obligation................................  $       143    $       142
  Actual return on assets.....................................................         (151)          (102)
  Net amortization and deferral...............................................           (9)           (59)
                                                                                     ------         ------
  Net periodic pension income.................................................  $       (17)   $       (19)
                                                                                     ------         ------
                                                                                     ------         ------
Actuarial assumptions:
  Discount rate...............................................................         7.25%           8.0%
  Asset rate of return........................................................          8.0%           8.0%

    The Company has a trusteed profit-sharing plan, providing employees a deferred compensation (401(k)) provision and Company matching provision. Under the plan, eligible employees are permitted to contribute up to 15% of gross compensation into the plan, and the Company will match each employee contribution up to 4% of gross compensation at a rate established by the Board of Directors.

    The Company and its employees made the following contributions to the plan during the years ended (in 000's):

                                                                                 JANUARY 30,    JANUARY 31,
                                                                                    1994           1993
                                                                                -------------  -------------
Employee contributions........................................................    $     752      $     672
Company matching contributions................................................          141            117
                                                                                      -----          -----
Total profit-sharing contributions............................................    $     893      $     789
                                                                                      -----          -----
                                                                                      -----          -----

6.  REDEEMABLE PREFERRED AND COMMON STOCK
    a. EXCHANGEABLE PREFERRED STOCK -- Each share of Exchangeable Preferred Stock is exchangeable for subordinated debentures due May 2, 2003 at the option of the Company, but, if not exchanged, must be redeemed at that date or upon sale of the Company, if earlier. The exchange rate and redemption price is $10.00 per share.

    b. CLASS A AND CLASS B CUMULATIVE EXCHANGEABLE SENIOR PREFERRED STOCK -- On June 13, 1990, the Company authorized and issued 1,375 shares each of Class A and Class B 30% Cumulative Exchangeable Senior Preferred Stock, $0.01 par value per share, for $1,000 per share. Each share of Class A and Class B preferred stock is, at the option of the Company, exchangeable for subordinated debentures due May 2, 2003, but if not exchanged, must be redeemed on that date or upon sale of the Company, if earlier. The exchange rate and redemption price is $1,000 per share.

    On June 22, 1992, the terms of the preferred stock were amended to reduce the annual dividend rate on the Class A and Class B Cumulative Exchangeable Senior Preferred Stock to 10% annually ($100 per share) from 30% annually ($300 per share), payable on January 15, and to reduce the dividend rate on the Exchangeable Preferred Stock to 10% annually ($1.00 per share) from 14% annually ($1.40 per share), payable on May 1. All dividends in arrears as of June 22, 1992 on the preferred shares were paid in kind in lieu of cash payments. For so long as the Class C, Class D, and Class E Preferred Stock is outstanding, future dividends on the Class A and Class B Cumulative Exchangeable Senior Preferred Stock and Exchangeable Preferred Stock must be paid in kind.

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

6.  REDEEMABLE PREFERRED AND COMMON STOCK (CONTINUED)
    Accrued and undeclared dividends at January 30, 1994 and January 31, 1993 were as follows (in 000's):

                                                                                            1994       1993
                                                                                          ---------  ---------
Class A Cumulative Exchangeable Senior Preferred Stock..................................  $      10  $       9
Class B Cumulative Exchangeable Senior Preferred Stock..................................         11         10
Exchangeable Preferred Stock............................................................        321        251

    Such accrued and undeclared dividends have been added to the carrying values of the stock to which they accrue.

    Issuance fees totalling approximately $287,000 related to the Redeemable Preferred Stock were deducted from the related paid-in capital at the time of issuance of these shares. Such fees are being amortized over the period ending May 2, 2003.

    c. CLASS C SENIOR CONVERTIBLE PREFERRED STOCK -- On June 22, 1992, the Company issued 549,629 shares of Class C Senior Convertible Preferred Stock ("Class C Preferred Stock"), par value $0.01 per share, for $10,561,700. The Class C Preferred Stock is convertible into common stock at the option of the holder on a one-for-one basis. If unconverted, the Class C Preferred Stock must be redeemed on June 15, 1999 or upon sale of the Company, if earlier. The initial redemption price is $19.22 per share, increasing 10.0% per annum.

    Issuance fees totalling approximately $386,000 related to the Class C Senior Convertible Preferred Stock were deducted from the related paid-in capital at the time of issuance of these shares. Such fees are being amortized over the period ending June 15, 1999.

    d. CLASS D AND CLASS E SENIOR CONVERTIBLE PREFERRED STOCK -- On May 28, 1993, the Company issued 194,035 and 129,712 shares of Class D and Class E Senior Convertible Stock, respectively ("Class D and Class E Preferred Stock"), par value $0.01 per share, for $6,000,000 and $4,010,000, respectively. The Class D and Class E Preferred Stock is convertible into common stock at the option of the holder on a one-for-one basis. If unconverted, the Class D and Class E Preferred Stock must be redeemed on June 15, 1999 or upon sale of the Company, if earlier. The initial redemption price is $30.92 per share, increasing 10.0% per annum.

    Issuance fees totalling approximately $158,000 and $106,000, respectively, related to the Class D and Class E Preferred Stock, were deducted from the related paid-in capital at the time of issuance of these shares. Such fees are being amortized over the period ending June 15, 1999.

    The Class C, Class D and Class E Preferred Stock rank pari passu and are senior to the Exchangeable Preferred Stock and Class A and Class B Cumulative Exchangeable Senior Preferred Stock.

    e. COMMON STOCK -- Common stockholders have voting rights. Class B Common Stock is non-voting and convertible into common stock at the option of the stockholder at a conversion rate of 4.88884 shares of common stock for each share of Class B Common Stock. Class C Common Stock is nonvoting and convertible into common stock at the option of the stockholder at a conversion rate of 1 share of common stock for each share of Class C Common Stock.

7.  STOCK SPLIT
    On September 18, 1992, the Company amended and restated its charter which, among other things, reduced the number of preferred shares authorized for issuance to 3,000,000 and reduced the number of common shares authorized for issuance to 3,000,000. In addition, a reverse stock split of the Company's common stock, Class B Common Stock, and Class C Senior Convertible Preferred

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

7.  STOCK SPLIT (CONTINUED)
Stock was accomplished, whereby one share was issued to replace each 5.333332 shares outstanding at the date of the split. All share and per share data, for the year ended January 31, 1993, has been restated to reflect this split.

8.  STOCK OPTIONS (ALL DATA REFLECTS THE STOCK SPLIT DESCRIBED IN NOTE 7)
    In January 1989, the Company adopted a compensatory stock option plan (the "1989 Plan"). Under the 1989 Plan, the Company granted restricted stock options to purchase 41,759 shares of common stock at an exercise price of $2.00 or $19.22 per share to key executives and employees. The right to exercise a stock option was contingent upon the Company's achieving a cumulative earnings level within four years of the date of the Plan or upon length of service. Options are exercisable within ten years of the date of the grant. In addition, in June and December 1992, the Company granted certain key executives 71,875 restricted stock options at an exercise price of $19.22. The right to exercise these options is contingent upon the Company's achieving a cumulative earnings target through January 29, 1995. Options are exercisable within ten years of date of the grant. In August 1993, the Company adopted an additional compensatory stock option plan (the "1993 Plan"). Under the 1993 Plan, the Company granted restricted options to purchase 58,500 shares of common stock at an exercise price of $19.22 or $30.92 per share to key executives, directors and employees. The right to exercise these options is contingent upon the Company's achieving a cumulative earnings target through January 29, 1995. Options are exercisable within ten years of the date of grant.

    The following summarizes activity in the plans for the years ended:

                                                                         JANUARY 30,      JANUARY 31,
                                                                            1994             1993
                                                                       ---------------  ---------------
Shares authorized....................................................       172,134          113,634
                                                                       ---------------  ---------------
Outstanding shares granted, beginning of year........................       111,258           50,000
Shares granted.......................................................        39,300           79,475
Shares canceled......................................................        (7,204)         (18,217)
                                                                       ---------------  ---------------
Outstanding shares granted, end of year..............................       143,354          111,258
                                                                       ---------------  ---------------
Shares available for grant...........................................        28,780            2,376
                                                                       ---------------  ---------------
                                                                       ---------------  ---------------

    Options for approximately 45,770 and 43,237 shares of common stock are vested at January 30, 1994 and Janaury 31, 1993, respectively.

9.  LEASES
    The Company leases certain store premises and computer equipment. Certain leases contain renewal options. The store leases generally provide that the Company shall pay for property taxes, insurance and common area maintenance.

    Future minimum rentals required under noncancelable operating leases which have an original term of more than one year are as follows at January 30, 1994 (in 000's):

YEAR ENDED
- ---------------------------------------------------------------------------------
January 29, 1995.................................................................  $    18,146
January 28, 1996.................................................................       17,252
February 2, 1997.................................................................       15,822
February 1, 1998.................................................................       14,131
January 31, 1999.................................................................       11,701
Thereafter.......................................................................       40,542
                                                                                   -----------
Total............................................................................  $   117,594
                                                                                   -----------
                                                                                   -----------

                         LEEWARDS CREATIVE CRAFTS, INC.
                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)
               YEARS ENDED JANUARY 30, 1994 AND JANUARY 31, 1993

9.  LEASES (CONTINUED)
    Rental expense for operating leases was $15,882,000 and $13,547,000 for the years ended January 30, 1994 and January 31, 1993, respectively.

    Certain store leases have percentage rent lease provisions. Percentage rent paid totalled $258,000 and $182,000 for the years ended January 30, 1994 and January 31, 1993, respectively.

10. COMMITMENTS AND CONTINGENCIES
    The Company is a defendant in a number of claims encountered in the normal course of business. Management believes, based on advice of counsel, that the ultimate outcome of all these matters will have no material adverse effect on the Company.

    The Company had arranged for letters of credit totalling $343,000 and $153,000 as of January 30, 1994 and January 31, 1993, respectively, to secure inventory purchases.

11. SUBSEQUENT EVENT
    On May 10, 1994, the Company entered into an Agreement and Plan of Merger (the "Agreement") whereby it will merge with a subsidiary of Michaels Stores, Inc. ("Michaels") and thereby become a wholly owned subsidiary of Michaels. The merger is expected to close in July, 1994. The Agreement also provides that simultaneously with the closing, Michaels shall cause the Company to repay its long-term debt.

- ------------------------------------------------------
- ------------------------------------------------------

  NO DEALER, SALES PERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                 --------------

                               TABLE OF CONTENTS

                                                    Page
                                                    -----
Available Information..........................
Incorporation of Certain Documents by
 Reference.....................................
Prospectus Summary.............................
Recent Developments............................
The Company....................................
Leewards Acquisition...........................
Use of Proceeds................................
Capitalization.................................
Price Range of Common Stock and Dividends......
Selected Financial and Store Data..............
Pro Forma Combined Financial Information.......
Description of Capital Stock...................
Certain Special Federal Tax Considerations For
 Non-United States Holders.....................
Underwriting...................................
Notice to Canadian Residents...................
Legal Matters..................................
Experts........................................
Index to Financial Statements..................

                                 MICHAELS LOGO
                            The Arts & Crafts Store
                                2,500,000 Shares
                                  Common Stock
                                ($.10 par value)
                                   PROSPECTUS
                                CS First Boston

                         Robertson, Stephens & Company

- ---------------------------------
- ---------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses to be incurred in connection with the issuance and distribution of the Common Stock covered by this Registration Statement, all of which will be paid by Michaels Stores, Inc. (the "Registrant"), are as follows:

Printing, Shipping and Engraving Expenses..............................  $   *
Accounting Fees and Expenses...........................................      *
Legal Fees and Expenses of Qualification under State Securities Laws...      *
Legal Fees and Expenses................................................      *
Transfer Agent and Registrar Fees and Expenses.........................      *
SEC Registration Fee...................................................  $39,283.41
NASD filing fee........................................................      *
Miscellaneous..........................................................      *
                                                                         ----------
  Total................................................................  $
                                                                         ----------
                                                                         ----------

- ------------------------
* To be filed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers or former directors or officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. Such law provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's certificate of incorporation, bylaws, any agreement or otherwise.

    Reference is made to Article Nine of the Registrant's Restated Certificate of Incorporation, as amended, Exhibit 4.1 of this Registration Statement, which provides for indemnification of directors and officers.

    Reference is made to Article IX of the Registrant's Bylaws, Exhibit 4.2 to this Registration Statement, which provides for indemnification of directors and officers.

    In addition, the Registrant has entered into Indemnity Agreements with certain of its directors and executive officers.

    The Registrant has procured insurance that purports (i) to insure it against certain costs of indemnification that may be incurred by it pursuant to the provisions referred to above or otherwise and (ii) to insure the directors and officers of the Registrant against certain liabilities incurred by them in the discharge of their functions as directors and officers except for liabilities arising from their own malfeasance.

ITEM 16.  EXHIBITS.

    The following is a list of all exhibits filed as a part of this Registration Statement on Form S-3, including those incorporated herein by reference.

  EXHIBIT
  NUMBER                                               DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------------
       1     -- Underwriting Agreement.(1)
       2.1   --  Agreement and  Plan of  Merger among Michaels  Stores, Inc.  LWA Acquisition  Corporation and Leewards
               Creative Crafts, Inc.(2)
       2.2   -- Stock Purchase Agreement, dated  as of February 16, 1994,  among Michaels Stores, Inc., Treasure  House
               Stores, Inc. and the stockholders of Treasure House Stores, Inc.(3)

  EXHIBIT
  NUMBER                                               DESCRIPTION OF EXHIBIT
- -----------  ----------------------------------------------------------------------------------------------------------
       2.3   -- Amendment No. 1 to Stock Purchase Agreement.(3)
       2.4   --  Agreement and Plan  of Merger, dated as  of March 3,  1994, among Michaels Stores,  Inc. and the other parties listed therein.(2)
       2.5   -- Amendment No. 1 to Agreement and Plan of Merger, dated as of March 3, 1994, among Michaels Stores, Inc.
               and the other parties listed therein.(2)
       4.1   -- Restated Certificate of Incorporation of Michaels Stores, Inc.(4)
       4.2   -- Bylaws of Michaels Stores, Inc. as amended and restated.(5)
       4.3   -- Form of Common Stock Certificate.(5)
       4.4   -- Common Stock  and Warrant Agreement  dated as  of October 16,  1984 between Michaels  Stores, Inc.  and
               Peoples Restaurants, Inc., including form of Warrant.(6)
       4.5   --  First Amendment to Common Stock and Warrant Agreement  dated October 31, 1984 between The First Dallas
               Group, Ltd. and Michaels Stores, Inc.(6)
       4.6   -- Second Amendment to  Common Stock and Warrant  Agreement dated November 28,  1984 between First  Dallas
               Investments -- Michaels I, Ltd. and Michaels Stores, Inc.(6)
       4.7   --  Third Amendment to  Common Stock and  Warrant Agreement dated  February 27, 1985  between First Dallas
               Investments -- Michaels  I, Ltd.,  The First  Dallas Group, Ltd.,  Sam Wyly,  Charles J.  Wyly, Jr.  and
               Michaels Stores, Inc.(5)
       4.8   --  Amendment to Common Stock and Warrant Agreement dated September 1, 1992 between Michaels Stores, Inc.,
               The Andrew David Sparrow Wyly Trust, Charles J.  Wyly, Jr., The Martha Caroline Wyly Trust, The  Charles
               Joseph  Wyly, III Trust, The Emily Ann Wyly Trust,  The Jennifer Lynn Wyly Trust, Donald R. Miller, Jr.,
               Evan A. Wyly, The Laurie  Louise Wyly Trust, The  Lisa Lynn Wyly Trust, The  Sam Wyly and Rosemary  Wyly
               Children's Trust No. 1 of 1965 fbo Kelly Wyly and Tallulah, Ltd.(4)
       4.9   --  Indenture, dated as of January 22, 1993, between Michaels Stores, Inc. and NationsBank of Texas, N.A.,
               as Trustee,  including  the form  of  4 3/4%/6  3/4%  Step-up Convertible  Subordinated  Note,  included therein.(6)
       5     -- Opinion of Jackson & Walker.(1)
       8     -- None.
      12     -- None.
      15     -- None.
      23.1   -- Consent of Ernst & Young.(2)
      23.2   -- Consent of Deloitte & Touche.(2)
      23.3   --  Consent of Jackson & Walker (to be included in the  opinion of Jackson & Walker, L.L.P. to be filed as
               Exhibit 5.1 to this Registration Statement).
      24     -- Power of Attorney (such power of attorney appears on Page II-4 of the Registration Statement).
      25     -- None.
      26     -- None.
      27     -- None.
      28     -- None.

- ------------------------
(1)   To be filed by amendment.
(2)   Filed herewith.

(3) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-52311) and incorporated herein by reference.
(4) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-54726) and incorporated herein by reference.
(5)   Previously filed as an exhibit to  the Registrant's Annual Report on  Form
      10-K for the year ended January 31, 1994 and incorporated herein by reference.
(6)   Previously filed as an exhibit to  the Registrant's Annual Report on  Form
      10-K for the year ended January 31, 1993 and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

        (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (c) The undersigned Registrant hereby undertakes that:

           (1) For the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

           (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                               POWER OF ATTORNEY

    Each person whose signature appears below authorizes Jack E. Bush, R. Don Morris and Mark V. Beasley, and each of them, each of whom may act without joinder of the others, to execute in the name of each such person who is then an officer or director of the Registrant and to file any amendments to this Registration Statement necessary or advisable to enable the Registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of this Registration Statement, which amendments may make such changes in the Registration Statement as such attorney may deem appropriate.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas on the 12th day of May, 1994.

                                                  MICHAELS STORES, INC.

                                          By: _________/s/ JACK E. BUSH_________
                                                       Jack E. Bush
                                          PRESIDENT, CHIEF OPERATING OFFICER AND
                                                         DIRECTOR

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURES                                         TITLE                         DATE
- ------------------------------------------------------  ---------------------------------------  ----------------
                     /s/ SAM WYLY                       Chairman of the Board of Directors and       May 12, 1994
                       Sam Wyly                           Chief Executive Officer (Principal
                                                                  Executive Officer)
               /s/ CHARLES J. WYLY, JR.                 Vice Chairman of the Board of Directors      May 12, 1994
                 Charles J. Wyly, Jr.
                   /s/ JACK E. BUSH                     President, Chief Operating Officer and       May 12, 1994
                     Jack E. Bush                                      Director
                 /s/ WILLIAM O. HUNT                                   Director                      May 12, 1994
                   William O. Hunt
                                                                       Director
                  Richard E. Hanlon
                                                                       Director
                    F. Jay Taylor
                /s/ MICHAEL C. FRENCH                                  Director                      May 12, 1994
                  Michael C. French
                   /s/ EVAN C. WYLY                                    Director                      May 12, 1994
                     Evan C. Wyly
              /s/ DONALD R. MILLER, JR.                  Vice President -- Market Development,       May 12, 1994
                Donald R. Miller, Jr.                                and Director
                  /s/ R. DON MORRIS                       Executive Vice President and Chief         May 12, 1994
                    R. Don Morris                       Financial Officer (Principal Financial
                                                                and Accounting Offier)

                               INDEX TO EXHIBITS

                                                                                                            SEQUENTIALLY
  EXHIBIT                                                                                                     NUMBERED
  NUMBER                                        DESCRIPTION OF EXHIBIT                                          PAGE
- -----------  ---------------------------------------------------------------------------------------------  ------------
       1     -- Underwriting Agreement.(1)
       2.1   --  Agreement and Plan of Merger among  Michaels Stores, Inc. LWA Acquisition Corporation and
               Leewards Creative Crafts, Inc.(2)
       2.2   -- Stock Purchase  Agreement, dated as  of February  16, 1994, among  Michaels Stores,  Inc.,
               Treasure House Stores, Inc. and the stockholders of Treasure House Stores, Inc.(3)
       2.3   -- Amendment No. 1 to Stock Purchase Agreement.(3)
       2.4   --  Agreement and Plan of Merger, dated as of  March 3, 1994, among Michaels Stores, Inc. and the other parties listed therein.(2)
       2.5   -- Amendment No. 1 to Agreement and Plan of Merger, dated as of March 3, 1994, among Michaels
               Stores, Inc. and the other parties listed therein.(2)
       4.1   -- Restated Certificate of Incorporation of Michaels Stores, Inc.(4)
       4.2   -- Bylaws of Michaels Stores, Inc. as amended and restated.(5)
       4.3   -- Form of Common Stock Certificate.(5)
       4.4   -- Common Stock and Warrant Agreement dated  as of October 16, 1984 between Michaels  Stores,
               Inc. and Peoples Restaurants, Inc., including form of Warrant.(6)
       4.5   --  First Amendment to Common Stock and Warrant  Agreement dated October 31, 1984 between The
               First Dallas Group, Ltd. and Michaels Stores, Inc.(6)
       4.6   -- Second Amendment to  Common Stock and  Warrant Agreement dated  November 28, 1984  between
               First Dallas Investments -- Michaels I, Ltd. and Michaels Stores, Inc.(6)
       4.7   --  Third Amendment  to Common Stock  and Warrant  Agreement dated February  27, 1985 between
               First Dallas Investments  -- Michaels  I, Ltd.,  The First  Dallas Group,  Ltd., Sam  Wyly,
               Charles J. Wyly, Jr. and Michaels Stores, Inc.(5)
       4.8   --  Amendment to Common Stock and Warrant  Agreement dated September 1, 1992 between Michaels
               Stores, Inc.,  The Andrew  David  Sparrow Wyly  Trust, Charles  J.  Wyly, Jr.,  The  Martha
               Caroline  Wyly Trust,  The Charles Joseph  Wyly, III Trust,  The Emily Ann  Wyly Trust, The
               Jennifer Lynn Wyly  Trust, Donald  R. Miller,  Jr., Evan A.  Wyly, The  Laurie Louise  Wyly
               Trust,  The Lisa Lynn Wyly Trust, The Sam Wyly  and Rosemary Wyly Children's Trust No. 1 of
               1965 fbo Kelly Wyly and Tallulah, Ltd.(4)
       4.9   -- Indenture, dated as of January 22, 1993, between Michaels Stores, Inc. and NationsBank  of
               Texas,  N.A.,  as  Trustee,  including  the  form  of  4  3/4%/6  3/4%  Step-up Convertible
               Subordinated Note, included therein.(6)
       5     -- Opinion of Jackson & Walker.(1)
       8     -- None.
      12     -- None.
      15     -- None.
      23.1   -- Consent of Ernst & Young.(2)
      23.2   -- Consent of Deloitte & Touche.(2)
      23.3   -- Consent of Jackson & Walker (to be included in the opinion of Jackson & Walker, L.L.P.  to be filed as Exhibit 5.1 to this Registration Statement).

                                                                                                            SEQUENTIALLY
  EXHIBIT                                                                                                     NUMBERED
  NUMBER                                        DESCRIPTION OF EXHIBIT                                          PAGE
- -----------  ---------------------------------------------------------------------------------------------  ------------
      24     --  Power  of Attorney  (such power  of attorney  appears  on Page  II-4 of  the Registration
               Statement).
      25     -- None.
      26     -- None.
      27     -- None.
      28     -- None.

- ------------------------
(1)   To be filed by amendment.
(2)   Filed herewith.
(3) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-3 (No. 33-52311) and incorporated herein by reference.
(4) Previously filed as an exhibit to the Registrant's Registration Statement on Form S-8 (No. 33-54726) and incorporated herein by reference.
(5) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1994 and incorporated herein by reference.
(6) Previously filed as an exhibit to the Registrant's Annual Report on Form 10-K for the year ended January 31, 1993 and incorporated herein by reference.